As filed with the Securities and Exchange Commission on April 29, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

RAMBUS INC.

(Exact name of registrant as specified in its charter)

Delaware	94-3112828
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4440 El Camino Real

Los Altos, California 94022

(650) 947-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Harold Hughes

Chief Executive Officer

Rambus Inc.

4440 El Camino Real

Los Altos, California 94022

(650) 947-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Aaron J. Alter

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Zero Coupon Convertible Senior Notes due February 1, 2010	$300,000,000	83%	$249,000,000	$29,500.00
Common Stock, $.001 par value	11,177,550	(3)	(3)	(4)

(1)	The Zero Coupon Convertible Senior Notes due February 1, 2010 were issued at an original price of $1,000 per $1,000 principal amount at maturity, which represents an aggregate initial issue price and an aggregate principal amount at maturity of $300,000,000.
(2)	Estimated solely for the purpose of calculating the registration fee, based on the average of the bid and ask prices for the registrant’s notes on April 27, 2005 in accordance with Rule 457(c) under the Securities Act of 1933, as amended.
(3)	Includes 11,177,550 shares of common stock issuable upon conversion of the notes at an initial conversion price of $26.84. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby also includes such indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.
(4)	Pursuant to Rule 457(i) under the Securities Act, there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 29, 2005

$300,000,000

Zero Coupon Convertible Senior Notes due February 1, 2010 and up to 11,177,550 shares of Common Stock Issuable Upon Conversion of the Notes

We issued the notes in a private placement in February 2005. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from the resale of the notes or the sale of the shares of common stock issuable upon conversion of the notes.

The notes are general unsecured senior obligations, ranking equally in right of payment with all of our existing and future unsecured senior indebtedness, and senior in right of payment to any of our future indebtedness that is expressly subordinated to the notes. The notes are effectively subordinated to all of our secured indebtedness to the extent of the value of the collateral securing those obligations and all indebtedness and liabilities of our subsidiaries, including trade credit.

The notes mature on February 1, 2010.

The notes are convertible at any time prior to the close of business on the maturity date into:

•	cash in an amount (the “principal return”) equal to the lesser of (1) the principal amount of each note to be converted and (2) the “conversion value,” which is equal to (a) the applicable conversion rate, multiplied by (b) the applicable stock price, as defined under “Description of the Notes — Payment Upon Conversion,” and

•	if the conversion value is greater than the principal amount of each note, a number of shares of our common stock (the “net shares”) equal to the sum of the daily share amounts, calculated as described under “Description of the Notes — Payment Upon Conversion;” provided that, at our option, we may deliver cash, or a combination of cash and shares of our common stock, equal to the value of the net shares.

The interest rate on the notes is zero. For certain tax considerations, see “Certain United States Federal Income Tax Considerations” on page 42.

The initial conversion price of the notes equals $26.84 per share, subject to adjustments for certain events. This initial conversion price is equivalent to a conversion rate of approximately 37.2585 shares of common stock per $1,000 principal amount of notes.

If holders convert their notes in connection with a fundamental change, as described in this prospectus, they may also receive a make-whole premium on the notes that they convert. See “Description of the Notes — Conversion of Notes — Payment Upon Conversion — Payment Upon Conversion Upon a Fundamental Change” and “Description of the Notes — Determination of the Make- Whole Premium.”

In the event of a fundamental change, each holder may require us to purchase for cash all or a portion of such holder’s notes at a price equal to 100% of the principal amount of the notes, plus any accrued and unpaid liquidated damages, if any, up to but not including the date of purchase.

Our common stock is quoted on the Nasdaq National Market under the symbol “RMBS.” The last reported bid price of our common stock on April 27, 2005 was $14.63 per share. The notes are listed on The Portal Market (PORTAL), a subsidiary of The Nasdaq Stock Market, Inc.

THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE “ RISK FACTORS” ON PAGE 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

You should rely only on the information contained or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is only accurate as of the date on the front of this prospectus.

Rambus, RDRAM, XDR, RaSer, RaSerX and FlexIO are trademarks or registered trademarks of Rambus Inc. All other trademarks and trade names used in this prospectus are the property of their respective owners.

-i-

SUMMARY

The following summary may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information to which we refer you and the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “Rambus Inc.,” “we,” “our,” and “us,” refer to Rambus Inc. and its consolidated subsidiaries, unless otherwise specified.

Rambus Inc.

Rambus Inc. creates a broad range of chip interface technologies that improve the time-to-market, performance and cost-effectiveness of our customers’ semiconductor and system products. Our products can be grouped into three major categories: patent licenses, memory interfaces and logic interfaces. Our patent licenses provide rights to elements or all of our broad patent portfolio. Our memory interface technologies provide an interface between memory chips and logic chips. Our logic interface technologies provide an interface between two logic chips. Our licensed products are used in a broad range of computing, consumer electronics and communications applications.

Our chip interface technologies are covered by 395 U.S. and international patents. In addition, we have 408 patent applications currently pending. These patent and patent applications cover important inventions in memory and logic chip interfaces, in addition to other technologies. We believe that our interface technologies provide a lower risk, more cost-effective alternative for our customers than can be achieved through their own internal research and development efforts.

We offer our semiconductor and system customers a number of alternatives for using our chip interface technologies in their products. First, we license elements, or all, of our patent portfolio, for which they pay us royalties. Second, we develop chip interface designs and license elements of our patent portfolio, for which they pay us royalties and license fees. Third, we offer engineering implementation and support services, for which they pay us engineering services fees.

Royalties represent a substantial portion of our total revenue. The remaining part of our revenue is contract revenue which includes license fees and engineering services fees. Amounts invoiced to our customers in excess of recognized revenue are recorded as deferred revenues. The timing and amounts invoiced to customers can vary significantly depending on specific contract terms, and can have a significant impact on deferred revenues in any given period.

We have a high degree of customer concentration, with our top five customers representing 70% and 78% of our revenues for the quarter ended March 31, 2005, and 2004, respectively. For the quarter ended March 31, 2005, revenue from Intel and Elpida, each accounted for greater than 10% of our total revenues. For the quarter ended March 31, 2004 revenues from Intel, Toshiba, Elpida and Samsung, each accounted for greater than 10% of total revenues. Our revenue from companies based outside of the United States accounted for 72% and 66% of our revenues for the quarter ended March 31, 2005 and 2004, respectively. We expect that we may continue to experience significant revenue concentration for the foreseeable future and have significant revenues from sources outside the United States for the foreseeable future.

For the last four years, we have been involved in significant litigation stemming from the unlicensed use of our inventions. Our litigation expenses have been high and difficult to predict during this time and we anticipate future litigation expenses to continue to be significant, volatile and difficult to predict. If we are successful in the litigation and/or related licensing, our revenue could be substantially higher in the future; if we are unsuccessful, our revenue would likely decline.

Recent Developments

On March 21, 2005, we jointly announced with Infineon Technologies AG that we and Infineon had reached an agreement settling all claims between the parties and granting certain cross licenses to each party’s technology. Specifically, the settlement and license agreement provides the following:

•	we granted to Infineon a worldwide license to our existing and future patents and patent applications for use in Infineon memory products.

•	Infineon will pay us a quarterly license fee of US $5.85 million starting by November 15, 2005, up to a total of US $50 million. Thereafter, and only if we enter into additional specified licensing agreements with certain other DRAM manufacturers, Infineon will make additional quarterly payments to us at US $5.85 million per quarter that may accumulate up to a maximum of an additional $100 million

•	Infineon has an option for acquiring a license on non-memory products and our future memory patents, should they be needed in the future

•	all licenses provide that Infineon will be treated as a “most-favored customer” of ours which could result in Infineon’s US $5.85 million quarterly payment being reduced if future Rambus licensees receive a lower royalty rate

•	Infineon has simultaneously granted to us a fully-paid perpetual license for memory interfaces

•	the parties have agreed to the immediate dismissal of all pending litigation and have released each other from all existing legal claims

Rambus Inc. was founded in 1990. Our principal executive offices are located at 4440 El Camino Real, Los Altos, CA 94022 and our telephone number is (650) 947-5000. Our Internet address is www.rambus.com. Information contained on our website is not part of this prospectus.

THE OFFERING

The following is a brief summary of some of the terms of the notes that may be offered for resale with this prospectus. For a more complete description of the term of the notes, see the section titled “Description of the Notes” in this prospectus.

Issuer	Rambus Inc.

Notes Offered	$300,000,000 aggregate principal amount of Zero Coupon Convertible Senior Notes.

Maturity Date	February 1, 2010.

Interest and Original Issue Discount	Interest on the notes is zero. The notes were offered with original issue discount for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations.” The notes will accrue liquidated damages if specified defaults under the registration rights agreement occur. See “Description of the Notes—Registration Rights.”

Ranking	The notes are our general unsecured senior obligations, ranking equally in right of payment with all of our existing and future unsecured senior indebtedness, and senior in right of payment to any of our future indebtedness that is expressly subordinated to the notes. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the collateral securing those obligations and all indebtedness and liabilities of our subsidiaries, including trade credit. As of March 31, 2005, we had approximately $5.1 million of secured indebtedness outstanding in the form of letters of credit and our subsidiaries had approximately $0.2 million of liabilities, excluding inter-company obligations. We and our subsidiaries are not prohibited from incurring senior indebtedness or other debt under the indenture. See “Description of the Notes—General.”

Right to Convert

The notes are convertible at any time prior to the close of business on the maturity date into, in respect of each $1,000 principal of notes:

•        the principal return equal to the lesser of (1) the principal amount of each note to be converted and (2) the conversion value and

•        if the conversion value is greater than the principal amount of each note, the net shares equal to the sum of the daily share amounts, calculated as described under “Description of the Notes—Payment Upon Conversion;” provided that, at our option, we may deliver cash, or a combination of cash and shares of our common stock, equal to the value of the net shares.

The initial conversion price is approximately $26.84 per share of common stock (which represents an initial conversion rate of 37.2585 shares of our common stock per $1,000 principal amount of notes). The initial conversion price is subject to adjustment as described under “Description of the Notes—Conversion of Notes.”

If holders convert their notes in connection with a fundamental change, as described in this prospectus, they may also receive a make-whole premium on the notes that they convert. See “Description of the Notes—Conversion of Notes—Payment Upon Conversion—Payment Upon Conversion Upon a Fundamental Change” and “Description of the Notes—Determination of the Make-Whole Premium.”

Optional Redemption	We may not redeem the notes prior to their maturity date.

Fundamental Change	In the event of a fundamental change, each holder may require us to repurchase for cash all or a portion of such holder’s notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid liquidated damages, if any, up to but not including the date of repurchase. See “Description of the Notes—Repurchase of Notes at the Option of Holders Upon a Fundamental Change.”

Make-Whole Premium Upon a Fundamental Change

In the event of a fundamental change, we may be required to pay a make-whole premium on notes converted in connection with the fundamental change. See “Description of Notes—Determination of the Make-Whole Premium.” The make-whole premium will be payable in shares of our common stock, or the consideration into which our common stock has been converted or exchanged in connection with such fundamental change, on the repurchase date for the notes after the fundamental change.

The amount of the make-whole premium, if any, will be based on our common stock price and the effective date of the fundamental change. A description of how the make-whole premium will be determined and a table showing the make-whole premium that would apply at various common stock prices and fundamental change effective dates is set forth under “Description of the Notes—Determination of the Make-Whole Premium.”

Sinking Fund	None.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted. See “Use of Proceeds.”

Registration Rights Agreement

We agreed to file this shelf registration statement of which this prospectus is a part at our cost prior to May 3, 2005:

•        to register resales of the notes and the shares of common stock into which the notes are convertible, which together are referred to as the registrable securities, pursuant to Rule 415 under the Securities Act; and

•        are required to use reasonable efforts to cause this shelf registration statement to be declared effective under the Securities Act as soon as practicable.

If we fail to comply with certain of our obligations under the registration rights agreement, liquidated damages will become payable on the notes or, following conversion, additional amounts will become payable with respect to the shares of common stock issued upon conversion, until we comply with our obligation, under the registration rights agreement. See “Description of the Notes—Registration Rights.”

NASDAQ Exchange Symbol	Our common stock is listed on the Nasdaq National Market under the symbol “RMBS.”

THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE INFORMATION IN THE SECTION TITLED “RISK FACTORS” ON PAGE 6 AND ALL OTHER INFORMATION INCLUDED IN THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE.

Risk Factors

We face current and potential adverse determinations in litigation stemming from our efforts to protect and enforce our patents and intellectual property, which could broadly impact our intellectual property rights, distract our management and cause a substantial decline in our revenues and stock price.

We seek to diligently protect our intellectual property rights. In connection with the extension of our licensing program to SDRAM compatible and DDR compatible products in 2000-01, we became involved in litigation related to such efforts. As of March 31, 2005, we were in litigation with four such potential SDRAM compatible and DDR compatible licensees. In each of these cases, we have claimed infringement of our patents while the potential licensees have generally sought damages and a determination that our patents at suit are invalid and not infringed. These potential licensees have also relied or may rely upon defenses and counterclaims (some not yet formally asserted) that our patents are unenforceable based on various allegations concerning our alleged conduct in the 1990s and early 2000s, including that we engaged in litigation misconduct and/or acted improperly during our 1991-96 participation in the JEDEC standard setting organization.

For example, Hynix has now broadened its counterclaims to attempt to include our 1990s relationship with Intel and our alleged disparagement of DDR and SDRAM products in the 1990s. By way of further example, Micron and Hynix have alleged that we have unclean hands based on alleged litigation misconduct and document spoliation, allegations that overlap with those successfully used by Infineon to obtain the recent dismissal of Rambus patent claims in the Rambus case against Infineon in Virginia. There can be no assurance that such claims will not again be successfully used to defeat or limit Rambus patent or other claims. In addition, we have recently discovered potentially relevant and recoverable data on numerous computer back-up tapes. While our analysis of the contents and circumstances of these tapes is ongoing, there can be no assurance that the fact of such a discovery or the contents of the tapes will not harm our on going litigation.

There can be no assurance that parties will not succeed with such claims against us or that they will not in some other way establish broad defenses against our patents or otherwise avoid or delay paying what we believe to be appropriate royalties for the use of our patents or that the pending litigations and other circumstances will not reach a point where we elect to compromise for less than what we now believe to be fair consideration. Among other things, there can be no assurance that we will succeed in negotiating future settlements or licenses on terms better than those recently extended in our most recent settlement. There can be no assurances that the circumstances under which we negotiated our most recent settlement will turn out to be significantly different from the circumstances of future cases and future settlements, although we currently believe that to be the case.

Any of these matters, whether or not determined in our favor or settled by us, is costly and diverts the efforts and attention of our management and technical personnel from normal business operations. Furthermore, any adverse determination or other resolution in litigation could result in our losing certain rights, beyond the rights at issue in a particular case, including, among other things: our being effectively barred from suing others for violating certain or all of our intellectual property rights; our patents being held invalid or unenforceable; our being subjected to significant liabilities; our being required to seek licenses from third parties; our being prevented from licensing our patented technology; or our being required to renegotiate with current licensees on a temporary or permanent basis. Failure to achieve positive results in litigation will also result in a failure to trigger certain contractual provisions which would convert certain flat rate royalty arrangements to per unit royalties. Any or all of these adverse results could cause a substantial decline in our revenues.

An adverse resolution by or with a governmental agency, such as the Federal Trade Commission or the European Patent Office, could result in severe limitations on our ability to protect and license our intellectual property, and would cause our revenues to decline substantially.

If there were an adverse determination by, or other resolution with, a government agency, we may be limited in enforcing our intellectual property rights and in obtaining licenses, which would cause our revenues to decline substantially. For example, in June 2002, the FTC filed a complaint against us alleging, among other things, that we had failed to disclose certain patents and patent applications during our participation in the establishment of SDRAM standards with JEDEC and that we should be precluded from enforcing our intellectual property rights in patents with a priority date prior to June 1996. Although the initial decision in the FTC proceeding supported Rambus and dismissed the complaint, that initial decision has been appealed by the FTC staff and may be reversed by the FTC or subject to some future compromise given developments in that case or the totality of circumstances we face. The European Commission has directed inquiries to us relating to similar topics. If proceedings by one of these agencies, or any other governmental agency, resulted in a resolution that could limit our ability to enforce or license our intellectual property, our revenues could decline substantially.

On May 13, 2004, the Technical Appeals Board of the European Patent Office issued its written opinion as to the revocation of European Patent No. 0525068. In addition, on January 13, 2005, an opposition board of the European Patent Office revoked our European Patent No. 004956, but has not yet issued its written decision. Although we intend to appeal this decision to an appellate panel of the European Patent Office, this result leaves us with one remaining issued patent in Europe relating to DDR DRAM memory products, which patent is currently subject to a pending opposition proceeding. If a sufficient number of our other patents are similarly impaired or revoked, our ability to enforce or license our intellectual property would be significantly impaired and would cause our revenues to decline substantially.

If we are unable to successfully protect our inventions through the issuance and enforcement of patents, our operating results could be adversely affected.

We have an active program to protect our proprietary inventions through the filing of patents. There can be no assurance, however, that:

•	any current or future U.S. or foreign patent applications would be approved;

•	these issued patents will protect our intellectual property and not be challenged by third parties;

•	the validity of our patents will be upheld;

•	our patents will not be declared unenforceable;

•	the patents of others will not have an adverse effect on our ability to do business; or

•	others will not independently develop similar or competing interfaces or design around any patents that may be issued to us.

If any of the above were to occur our operating results could be adversely affected.

Our inability to protect and own the intellectual property created by us would cause our business to suffer.

We rely primarily on a combination of license, development and nondisclosure agreements, trademark, trade secret and copyright law, and contractual provisions to protect our other, non patentable, intellectual property rights. If we fail to protect these intellectual property rights, our licensees and others may seek to use our technology without the payment of license fees and royalties, which could weaken our competitive position, reduce our operating results and increase the likelihood of costly litigation. The continued growth of our business depends in large part on the applicability of our intellectual property to the products of third party manufacturers, and our ability to enforce intellectual property rights against them. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although we intend to protect our rights vigorously, if we fail to do so our business will suffer.

We might experience payment disputes for amounts owed to us under our licensing agreements, and this may harm our results of operations.

The standard terms of our license agreements require our licensees to document the manufacture and sale of products that incorporate our technology and report this data to us on a quarterly basis. While standard license terms give us the right to audit books and records of our licensees to verify this information, audits can be expensive, time consuming, and potentially detrimental to our ongoing business relationship with our licensees. We have implemented a royalty audit program, which consists of periodic royalty audits of our major licensees, using accounting firms that are independent of our independent registered public accounting firm, PricewaterhouseCoopers LLP. We have performed royalty audits from time to time but we primarily rely on the accuracy of the reports from licensees without independently verifying the information in them. Our failure to audit our licensees’ books and records may result in us receiving more or less royalty revenues than we are entitled to under the terms of our license agreements. The result of such royalty audits could result in an increase, as a result of a licensee’s underpayment, or decrease, as a result of a licensee’s overpayment, to previously reported royalty revenues. Such adjustments are recorded in the period they are determined. Any adverse material adjustments resulting from royalty audits or dispute resolutions may result in us missing analyst estimates and causing our stock price to decline. Royalty audits may also trigger disagreements over contract terms with our licensees and such disagreements could hamper customer relations, divert the efforts and attention of our management from normal operations and impact our business operations and financial condition.

We may not succeed in satisfying the requirements under the Infineon settlement and license agreement that would require Infineon to pay us up to an additional $100 million in royalty payments.

On March 21, 2005, we entered into a settlement and license agreement with Infineon (and its former parent Siemens) which, among other things, requires Infineon to pay to us aggregate royalties of $50 million in quarterly installments of $5.85 million starting by November 15, 2005. The settlement and license agreement further provides that if we enter into licenses with certain other DRAM manufacturers, Infineon will be required to make additional royalty payments to us which may aggregate up to $100 million. We may not succeed in entering into these additional license agreements necessary to trigger Infineon’s obligations under the agreement to pay to us additional royalty payments, thereby reducing the value of the settlement and license agreement to us.

Our revenue is concentrated in a few customers, and if we lose any of these customers, our revenues may decrease substantially.

For the quarter ended March 31, 2005 and 2004, revenues from our top five licensees accounted for approximately 70% and 78% of our revenues, respectively. For the quarter ended March 31, 2005, revenues from Intel and Elpida each accounted for greater than 10% of our total revenues. In contrast, for the quarter ended March 31, 2004, revenues from Intel, Toshiba, Elpida and Samsung each accounted for greater than 10% of total revenues. We expect that we may continue to experience significant revenue concentration for the foreseeable future.

Substantially all of our licensees, including Intel, have the right to cancel their licenses, and all but one of our patent licenses covering SDRAM and DDR SDRAM memory and controllers are set to expire in 2005. Failure to renew our existing licenses and/or the loss of any of our top five licensees would cause revenues to decline substantially.

In addition, some of our commercial agreements require us to provide certain customers with the lowest royalty rate that we provide to other customers for similar technologies, volumes and schedules. These clauses may limit our ability to effectively price differently among our customers, respond quickly to market forces, or otherwise to compete on the basis of price. The particular licensees which account for revenue concentration have varied from period to period as a result of the addition of new contracts, expiration of existing contracts, industry consolidation, the expiration of deferred revenue schedules under existing contracts, and the volumes and prices at which the licensees have recently sold licensed semiconductors to system companies. These variations are expected to continue in the foreseeable future, although we anticipate that revenue will continue to be concentrated in a limited number of licensees.

Four contracts expired on March 31, 2005, two contracts will expire June 30, 2005 and one contract will expire September 30, 2005. Pursuant to the terms of each expiring contract, we expect to receive payment and recognize revenue in the quarter after the contract expires. As previously announced, we renewed our patent license agreement with NECEL which was one of the agreements that expired on March 31, 2005. We are in negotiations with other licensees to renew expired and expiring contracts.

We are substantially leveraged, which could adversely affect our ability to adjust our business to respond to competitive pressures and to obtain sufficient funds to satisfy our future research and development needs and defense of our intellectual property.

We have significant indebtedness. On February 1, 2005, we issued $300 million aggregate principal amount of zero coupon senior convertible notes due February 1, 2010.

The degree to which we are leveraged could have important consequences, including, but not limited to, the following:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be limited;

•	a substantial portion of our cash flow from operations will be dedicated to the payment of the principal of our indebtedness as we are required to pay the principal amount of the notes in cash when due;

•	if we elect to pay any premium on the notes with shares of our common stock or we are required to pay a “make-whole” premium with our shares of common stock, our existing stockholders’ interest in us would be diluted; and

•	we may be more vulnerable to economic downturns, less able to withstand competitive pressures and less flexible in responding to changing business and economic conditions.

Our ability to pay interest and principal on our debt securities, to satisfy other debt obligations which may arise and to make planned expenditures will be dependent on our future operating performance, which could be affected by changes in economic conditions and other factors, some of which are beyond our control. A failure to comply with the covenants and other provisions of our debt instruments could result in events of default under such instruments, which could permit acceleration of the debt under such instruments and in some cases acceleration of debt under other instruments that may contain cross-default or cross-acceleration provisions. We believe that cash flow from operations will be sufficient to cover our debt service and other requirements. If we are at any time unable to generate sufficient cash flow from operations to service our indebtedness, however, we may be required to attempt to renegotiate the terms of the instruments relating to the indebtedness, seek to refinance all or a portion of the indebtedness or obtain additional financing. There can be no assurance that we will be able to successfully renegotiate such terms, that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to us.

Our financial results are materially dependent upon Intel, and if we cannot maintain this relationship into the future, our results of operations may decline significantly.

Intel is our largest customer and is an important catalyst for the development of new memory and logic interfaces in the semiconductor industry. We have a patent cross-license agreement with Intel for which we will receive quarterly royalty payments through the second quarter of 2006. The patent cross-license agreement expires in September 2006, at which time; Intel will have a paid up license for the use of all of our patents claiming priority prior to September 2006. Intel has the right to cancel the agreement with us prior to the expiration of the contract. We have other licenses with Intel, in addition to the patent cross-license agreement, for the development of serial link interfaces. If we cannot maintain our relationship with Intel into the future, our results of operations may decline significantly.

Our inexperience in managing rapid growth could strain our resources and cause our financial results to decline.

We may not be equipped to successfully manage any future periods of rapid growth or expansion, which could be expected to place a significant strain on our limited managerial, financial, engineering and other resources. Our licensees and systems customers rely heavily on our technological expertise in designing, testing and manufacturing products incorporating our chip interface technologies. In addition, relationships with new licensees or system companies generally require significant engineering support. As a result, any increases in adoption of our interfaces will increase the strain on our resources, particularly our engineers. Any delays or difficulties in our research and development process caused by these factors or others could make it difficult for us to develop future generations of our interface technologies and to remain competitive. The rapid rate of hiring new employees or coordinating a third party sales relationship with a substantially larger sales force, could be disruptive and could adversely affect the efficiency of our business or cause conflicts in our distribution or sales channels.

We may make future acquisitions or enter into mergers, strategic transactions or other arrangements that could cause our business to suffer.

We may continue to make investments in complementary companies, products or technologies or enter into mergers, strategic transactions or other arrangements, such as our acquisition of certain intellectual property assets from GDA Technologies. If we buy a company or a division of a company, we may experience difficulty integrating that company or division’s personnel and operations, which could negatively affect our operating results. In addition:

•	the key personnel of the acquired company may decide not to work for us;

•	we may experience additional financial and accounting challenges and complexities in areas such as tax planning, cash management and financial reporting;

•	our ongoing business may be disrupted or receive insufficient management attention;

•	we may not be able to recognize the cost savings or other financial benefits we anticipated; and

•	our increasing international presence resulting from acquisitions may increase our exposure to foreign political, currency and tax risks.

In connection with future acquisitions or mergers, strategic transactions or other arrangements, we may incur substantial expenses regardless of whether the transaction occurs. We may also incur non-cash charges in connection with a merger, acquisition, strategic transaction or other arrangement. In addition, we may be required to assume the liabilities of the companies we acquire. By assuming the liabilities, we may incur liabilities such as those related to intellectual property infringement or indemnification of customers of acquired businesses for similar claims, which could materially and adversely affect our business. We may have to incur debt or issue equity securities to pay for any future acquisition, the issuance of which would involve restrictive covenants or be dilutive to our existing stockholders.

A substantial portion of our revenues are derived from sources outside of the United States and these revenues are subject to risks related to international operations which are often beyond our control.

For the quarter ended March 31, 2005 and 2004, revenues from our international operations constituted approximately 72% and 66% of our total revenues, respectively. We currently have international operations in India (design), Japan (sales), Taiwan (sales) and Germany (sales). As a result of our continued focus on our international operations, we expect that future revenues derived from international sources will continue to represent a significant portion of our total revenues.

Our international operations and revenues are subject to a variety of risks which are beyond our control, including:

•	export controls, tariffs, import and licensing restrictions and other trade barriers;

•	profits, if any, earned abroad being subject to local tax laws and not being repatriated to the United States or, if repatriation is possible, it being limited in amount;

•	changes to tax codes and treatment of revenues from international sources, including being subject to foreign tax laws and potentially liable for paying taxes in that foreign jurisdiction;

•	foreign government regulations and changes in these regulations;

•	social, political and economic instability;

•	lack of protection of our intellectual property rights by jurisdictions in which we may do business to the same extent as the laws of the United States;

•	changes in diplomatic and trade relationships;

•	cultural differences in the conduct of business both with licensees and in conducting business in our international facilities and international sales offices;

•	that our Bangalore facility is our first attempt to manage a design center that is outside of the United States;

•	hiring, maintaining and managing a workforce remotely and under various legal systems; and

•	natural disasters, acts of terrorism, widespread illness and war.

To date, all of our internationally based revenues have been denominated in U.S. dollars. However, to the extent that future international revenues are not denominated in U.S. dollars, such revenues would be subject to fluctuations in currency exchange rates. In addition, if the effective price of products sold by us, licensed by our foreign licensees, or sold by companies that incorporate our technology into their products (such as system companies) were to increase as a result of fluctuations in the exchange rate of the relevant currencies, overall demand for our products could fall, which in turn would reduce our royalties. Currently, we do not use derivative instruments to hedge foreign exchange rate risk.

We and our licensees are subject to many of the risks described above with respect to companies which are located in different countries, particularly home video game console and PC manufacturers located in Asia and elsewhere. There can be no assurance that one or more of the risks associated with our international operations could not result in a material adverse effect on our business, financial condition or results of operations.

Our quarterly and annual operating results are unpredictable and fluctuate, which may cause our stock price to be volatile and decline.

Since many of our revenue components fluctuate and are difficult to predict, and our expenses are largely independent of revenues in any particular period, it is difficult for us to accurately forecast revenues and profitability. Factors that could cause our operating results to fluctuate include:

•	adverse litigation results such as an adverse outcome to us in the Infineon court proceedings;

•	semiconductor and system companies’ acceptance of our interface products;

•	the loss of any strategic relationships with system companies or licensees;

•	semiconductor or system companies discontinuing major products incorporating our interfaces;

•	announcements or introductions of new technologies or products by us or our competitors;

•	the unpredictability of the timing of any litigation expenses;

•	changes in our chip and system company customers’ development schedules and levels of expenditure on research and development;

•	our licensees terminating or failing to make payments under their current contracts or seeking to modify such contracts; and

•	changes in our strategies, including changes in our licensing focus and/or possible acquisitions of companies with business models different from our own.

In the quarter ended March 31, 2005, royalties accounted for over 83% of our total revenues, and we believe that royalties will continue to represent a majority of total revenues for the foreseeable future. Royalties are recognized in the quarter in which we receive a report from a licensee regarding the sale of licensed chips in the prior quarter; however, royalties are only recognized if collectibility is probable. Royalties are also dependent upon fluctuating sales volumes and prices of licensed chips that include our technology, all of which are beyond our ability to control or assess in advance. In addition, royalty revenues are affected by the seasonal shipment patterns of systems incorporating our interface products, or by a system company change in its source of licensed chips, and the new source’s different royalty rates.

As a result of these uncertainties and effects being outside of our control, royalty revenues are difficult to predict and make accurate financial forecasts difficult to achieve, which could cause our stock price to become volatile and decline.

Our licensing cycle is lengthy and costly which makes it difficult to predict future revenues, which may cause us to miss analysts’ estimates and may result in our stock price declining.

Because our licensing cycle is a lengthy process, the accurate prediction of future revenues from new licenses is difficult. In addition, engineering services are dependent upon the varying level of assistance desired by licensees and, therefore, revenue from these services is also difficult to predict. We employ two methods of contract revenue accounting based upon the state of the technology licensed, the dollar magnitude of the program and the ability to estimate work required over the contract period. We use ratable revenue recognition for mature technologies that require support after delivery of the technology. This method results in expenses associated with a particular contract to be recognized as incurred over the contract period, whereas contract fees associated with the contract are recognized ratably over the period during which the post contract customer support is expected to be provided. We also use percentage of completion accounting for contracts that may require significant development and support over the contract term. There can be no assurance that we can accurately estimate the amount of resources required to complete projects, or that we will have, or be able to expend, sufficient resources required to complete a project. Furthermore, there can be no assurance that the product development schedule for these projects will not be changed or delayed. All of these factors make it difficult to predict future licensing revenue that may result in us missing analysts’ estimates and may cause our stock price to decline.

Our revenue is subject to the pricing policies of our licensees over whom we have no control.

We have no control over our licensees’ pricing of their products and there can be no assurance that licensee products using or containing our interfaces will be competitively priced or will sell in significant volumes. One important requirement for our memory interfaces is for any premium in the price of memory and controller chips over alternatives to be reasonable in comparison to the perceived benefits of the interfaces. If the benefits of our technology do not match the price premium charged by our licensees, the resulting decline in sales of products incorporating our technology could harm our operating results.

If market leaders do not adopt our interface products, our results of operation could decline.

An important part of our strategy for our interfaces is to penetrate markets by working with leaders in those markets. This strategy is designed to encourage other participants in those markets to follow such leaders in adopting our interfaces. If a high profile industry participant adopts our interfaces but fails to achieve success with its products or adopts and achieves success with a competing interface, our reputation and sales could be adversely affected. In addition, some industry participants have adopted, and others may in the future adopt, a strategy of disparaging our memory solutions adopted by their competitors or a strategy of otherwise undermining the market adoption of our solutions. If any of these events occur and market leaders do not successfully adopt our technologies, our results of operations could decline.

Our revenues could decline if sales made by system companies decline.

Our success is partially dependent upon the adoption of our chip interface technologies by system companies, particularly those that develop and market high volume business and consumer products such as PCs and video game consoles. We are subject to many risks beyond our control that influence the success or failure of a particular system company, including, among others:

•	competition faced by a system company in its particular industry;

•	the timely introduction and market acceptance of a system company’s products;

•	the engineering, sales and marketing and management capabilities of a system company;

•	technical challenges unrelated to our interfaces faced by a system company in developing its products; and

•	the financial and other resources of the system company.

The process of persuading system companies to adopt our chip interface technologies can be lengthy and, even if adopted, there can be no assurance that our interfaces will be used in a product that is ultimately brought to market, achieves commercial acceptance or results in significant royalties to us. We must dedicate substantial resources to market to, and support, system companies, in addition to supporting the sales, marketing and technical efforts of our licensees in promoting our interfaces to system companies. Even if a system company develops a product based on our interface, success in the market will depend in part on a supply of semiconductors from our licensees in sufficient quantities and at commercially attractive prices. Because we do not control the business practices of our licensees, we have no ability to establish the prices at which the chips containing our interfaces are made available to system companies or the degree to which our licensees promote our interfaces to system companies.

We face intense competition that may cause our results of operations to suffer.

The semiconductor industry is intensely competitive and has been impacted by price erosion, rapid technological change, short product life cycles, cyclical market patterns and increasing foreign and domestic competition. In addition, most DRAM manufacturers, including our RDRAM and XDR licensees, produce versions of DRAM such as SDRAM, DDRx and GDDRx (where the “x” is a number that represents a version) that compete with RDRAM and XDR chips. These companies are larger and may have better access to financial, certain technical and other resources than we do.

We believe that our principal competition for memory interfaces may come from our licensees and prospective licensees, some of whom are evaluating and developing products based on technologies that they contend or may contend will not require a license from us. Companies are also beginning to take a system approach similar to ours in solving the application needs of system companies. Most DRAM suppliers have been producing DDR chips, which use a technology that doubles the memory bandwidth without increasing the clock frequency.

JEDEC has standardized what they call an extension of DDR, known as DDR2. JEDEC is also thought to be standardizing what they describe as an extension of DDR that they refer to as DDR3. Other efforts are underway to create other products including those sometimes referred to as GDDR4 and GDDR5. To the extent that these alternatives might provide comparable system performance at lower or similar cost than RDRAM and XDR memory chips, or are perceived to require the payment of no or lower royalties, or to the extent other factors influence the industry, our licensees and prospective licensees may adopt and promote these alternative technologies. Even to the extent we determine that such alternative technologies infringe our patents, there can be no assurance that we would be able to negotiate agreements that would result in royalties being paid to us without litigation, which could be costly and the result of which would be uncertain.

In addition, certain semiconductor companies are now marketing semiconductors that combine logic and DRAM on the same chip. Such technology, called “embedded DRAM,” eliminates the need for an external chip interface to memory. The impact of embedded DRAM on our business is difficult to predict. If embedded DRAM were to gain widespread acceptance in the electronics industry, and if new royalty generating licenses were not entered into between us and the manufacturers and/or users of the embedded DRAM products, embedded DRAM would have a negative impact on the royalties that we receive for the use of our patents. We do not currently receive royalties for embedded DRAM. There can be no assurance that competition from embedded DRAM will not increase in the future.

In the serial link interface business, we face additional competition from semiconductor companies that sell discrete transceiver chips for use in various types of systems, from semiconductor companies that develop their own serial link interfaces, as well as from competitors, such as ARM and Synopsys, who license similar serial link interface cells. At the 10 Gb/s speed, competition will also come from optical technology sold by system and semiconductor companies. There are standardization efforts underway or completed for serial links from standard bodies such as PCI-SIG and OIF. Although these and other competing efforts may infringe our existing or future patents, we may face increased competition in the future that could negatively impact our serial link interface business.

In our FlexIO processor bus interface business, we face additional competition from semiconductor companies who develop their own parallel bus interfaces, as well as competitors who license similar parallel bus interface cells. We may also see competition from industry consortia. Although these and other competing efforts may infringe our existing or future patents, we may face increased competition in the future that could negatively impact our FlexIO processor bus interface business.

With respect to our recently announced DDR controller interface cell business, we face additional competition from semiconductor companies who develop their own DDR controller interfaces, as well as competitors who license similar DDR controller interface cells. We also see competition from companies who sell partial solutions. Although these and other competing efforts may infringe our existing or future patents, we may face increased competition in the future that could negatively impact our DDR controller interface cell business.

If we cannot effectively compete in these primary market areas, our results of operations could suffer.

If we fail to gain and maintain acceptance of our technology in high volume consumer products, our business results could suffer.

Our strategy includes gaining acceptance of our technology in high volume consumer applications. These applications include video game consoles, such as the Sony PlayStation®2, digital TVs and set top boxes. There can be no assurance that consumer products that currently use our technology will continue to do so, nor can there be any assurance that the consumer products that incorporate our technology will be successful in generating expected royalties, nor can there be any assurance that any of our technologies selected for licensing will be implemented in a commercially developed or distributed product.

Our XDR and FlexIO interfaces and the manufacturing processes to incorporate them are new and complex, which may lead to technology and product development scheduling risks and there remains significant contract work to be completed, therefore percentage of completion accounting is used for these licenses. There can be no assurance that we have accurately estimated the amount of resources required to complete the projects, or that we will have, or be able to expend, sufficient resources required for these types of projects. In addition, there is market risk associated with these products, and there can be no assurance that unit volumes, and their associated royalties, will occur. If our technology fails to capture or maintain a portion of the high volume consumer market, our business result could suffer.

If we cannot respond to rapid technological change in the semiconductor industry by developing new innovations in a timely and cost effective manner, our operating results will suffer.

The semiconductor industry is characterized by rapid technological change, with new generations of semiconductors being introduced periodically and with ongoing improvements. We derive most of our revenue from our chip interface technologies that we have patented. We expect that this dependence on our fundamental technology will continue for the foreseeable future. The introduction or market acceptance of competing interfaces that render our chip interfaces less desirable or obsolete would have a rapid and material adverse effect on our business, results of operations and financial condition. The announcement of new chip interfaces by us could cause licensees or system companies to delay or defer entering into arrangements for the use of our current interfaces, which could have a material adverse effect on our business, financial results and condition of operations. We are dependent on the industry to develop test solutions that are adequate to test our interfaces and to supply such test solutions to our customers and us.

Our continued success depends on our ability to introduce and patent enhancements and new generations of our chip interface technologies that keep pace with other changes in the semiconductor industry and which achieve rapid market acceptance. We must continually devote significant engineering resources to addressing the ever increasing need for higher speed chip interfaces associated with increases in the speed of microprocessors and other controllers. The technical innovations that are required for us to be successful are inherently complex and require long development cycles, and there can be no assurance that our development efforts will ultimately be successful. In addition, these innovations must be:

•	completed before changes in the semiconductor industry render them obsolete;

•	available when system companies require these innovations; and

•	sufficiently compelling to cause semiconductor manufacturers to enter into licensing arrangements with us for these new technologies.

Finally, significant technological innovations generally require a substantial investment before their commercial viability can be determined.

If we cannot successfully respond to rapid technological changes in the semiconductor industry by developing new products in a timely and cost effective manner our operating results will suffer.

Any dispute regarding our intellectual property may require us to indemnify certain licensees, the cost of which could severely hamper our business operations and financial condition.

In any potential dispute involving our patents or other intellectual property, our licensees could also become the target of litigation. While we generally do not indemnify our licensees, some of our license agreements provide limited indemnities, some require us to provide technical support and information to a licensee that is involved in litigation involving use of our technology, and we may agree to indemnify others in the future. Our support and indemnification obligations could result in substantial expenses. In addition to the time and expense required for us to supply such support or indemnification to our licensees, a licensee’s development, marketing and sales of licensed semiconductors could be severely disrupted or shut down as a result of litigation, which in turn could severely hamper our business operations and financial condition.

If we are unable to attract and retain qualified personnel, our business and operations could suffer.

Our success is dependent upon our ability to identify, attract, motivate and retain qualified personnel who can enhance our existing technologies and introduce new technologies. Competition for qualified personnel, particularly those with significant industry experience, is intense. We are also dependent upon our senior management personnel, most of who have worked together for us for many years. The loss of the services of any of our senior management personnel, or key sales personnel in critical markets, or of a significant number of our engineers could be disruptive to our development efforts or business relationships and could cause our business and operations to suffer.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and the Nasdaq National Market rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

Although we have complied with the certification and attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002 for the year ended December 31, 2004, we may not be able to continue to meet such requirements annually and our failure to satisfy these requirements could adversely affect our financial results and the price of our common stock.

While we have evaluated our internal controls system as of December 31, 2004 and complied with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in connection with our Annual Report on Form 10-K for the year ended December 31, 2004, we may not continue to meet such certification and attestation requirements annually. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, or if our independent registered public accounting firm does not timely attest to the evaluation, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the Nasdaq National Market, which could adversely affect our financial results and the market price of our common stock.

FASB’s adoption of Statement 123(R) will cause, and changes to existing accounting pronouncements or taxation rules or practices may cause, adverse revenue fluctuations, affect our reported results of operations or how we conduct our business.

In December 2004, FASB issued Statement 123(R), “Share Based Payment.” On April 14, 2005, the SEC announced the adoption of a new rule that amended the compliance dates for SFAS No. 123(R). Under this new rule, companies are allowed to implement SFAS No. 123(R) which will require us, starting in the first quarter of fiscal year 2006, to measure compensation costs for all stock based compensation (including stock options and our employee stock purchase plan, as currently constructed) at fair value and take a compensation charge equal to that value. Also, a change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. Other new accounting pronouncements or taxation rules and varying interpretations of accounting pronouncements or taxation practice have occurred and may occur in the future. This change to existing rules, future changes, if any, or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Our operations are primarily located in California and, as a result, are subject to natural disasters, which could result in a business stoppage and negatively affect our operating results.

Our business operations depend on our ability to maintain and protect our facility, computer systems and personnel, which are primarily located in the San Francisco Bay area. The San Francisco Bay area is in close proximity to known earthquake fault zones. Our facility and transportation for our employees are susceptible to damage from earthquakes and other natural disasters such as fires, floods and similar events. Should an earthquake or other catastrophes, such as fires, floods, power loss, communication failure or similar events disable our facilities, we do not have readily available alternative facilities from which we could conduct our business, which stoppage could have a negative effect on our operating results.

Risks Related to the Notes and Our Common Stock

The notes are unsecured.

The notes are not secured by our assets. The notes are effectively subordinated to any existing and future secured indebtedness to the extent of the assets securing that indebtedness. As of March 31, 2005, we had approximately $5.1 million of secured indebtedness outstanding in the form of letters of credit. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all obligations on our secured debt has been satisfied. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes.

The notes are effectively subordinated to the liabilities of our subsidiaries.

In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of any of our subsidiaries, creditors of our subsidiaries generally will have the right to be paid in full before any distribution is made to us or the holders of the notes. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. Accordingly, holders of the notes are effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors, to the extent of the assets of the indebted subsidiary. This subordination could adversely affect our ability to pay our obligations on the notes. As of March 31, 2005, our subsidiaries had approximately $0.2 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the notes are effectively subordinated. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual restrictions.

The indenture does not restrict us or our subsidiaries from incurring more debt, and the notes are not protected by financial or other restrictive covenants.

The indenture does not restrict us or our subsidiaries from incurring additional debt, including secured debt. In addition, the indenture does not contain any financial covenants, restrict our ability to repurchase our securities, pay dividends or make restricted payments or contain covenants or other provisions to afford holders protection in the event of a transaction that substantially increases our level of indebtedness. Furthermore, the indenture contains only limited protections in the event of a “fundamental change” as defined below under “Description of the Notes—Repurchase of Notes at the Option of Holders Upon a Fundamental Change.” We could engage in many types of transactions, such as acquisitions, refinancing or recapitalizations that could substantially affect our capital structure and the value of the notes and our common stock but would not constitute a fundamental change permitting holders to require us to repurchase their notes under the indenture.

We may be unable to meet the requirements under the indenture to repurchase your notes upon a fundamental change.

Upon a fundamental change, as defined in the indenture, you may require us to repurchase all or a portion of your notes at a price equal to 100% of the principal amount of the notes being repurchased. If a fundamental change were to occur, we might not have enough funds to pay the repurchase price for all tendered notes. Future credit agreements or other agreements relating to our indebtedness might prohibit the repurchase of the notes and provide that a fundamental change constitutes an event of default. If a fundamental change occurs at a time when we are prohibited from repurchasing the notes, we could seek the consent of our lenders to repurchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. The term “fundamental change” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The make-whole premium payable upon the occurrence of a fundamental change may not adequately compensate you for the lost option time value of your notes as a result of such fundamental change and may not be enforceable.

If a fundamental change occurs, we will pay a make-whole premium upon the conversion of notes converted in connection with the fundamental change. The amount of the make-whole premium, if any, will be based on the effective date of the fundamental change and the stock price paid, or deemed to be paid, per share of common stock in the transaction constituting the fundamental change. A description of how the make-whole premium will be determined is described under “Description of the Notes—Determination of the Make-Whole Premium.” While the make-whole premium is designed to compensate you for the lost option time value of your notes as a result of the fundamental change, the make-whole premium is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the stock price paid in the fundamental change transaction is less than or equal to $18.51

(subject to adjustment), there will be no such make-whole premium. Furthermore, our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The fundamental change repurchase feature may delay or prevent an otherwise beneficial takeover attempt of our company.

A takeover of our company may constitute a fundamental change that triggers the requirement that we repurchase the notes. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

A market may not develop for the notes.

The notes are a new issue of securities for which there is currently no trading market. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly. In addition, if the notes are traded after their initial issuance, they might trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of shares of our common stock and other factors.

The price of our common stock, and therefore the price of the notes, may fluctuate significantly, which may make it difficult for holders to resell the notes or the shares issuable upon conversion of the notes when desired or at attractive prices.

Prior to electing to convert notes, the noteholder should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock is quoted on the Nasdaq National Market under the symbol “RMBS.” On April 27, 2005, the last bid price of our common stock on the Nasdaq National Market was $14.63 per share. The initial conversion price of the notes is approximately $26.84 per share of common stock. The trading price of our common stock has been subject to wide fluctuations which may continue in the future in response to, among other things, the following:

•	any progress, or lack of progress, real or perceived, in the development of products that incorporate our chip interfaces;

•	our signing or not signing new licensees;

•	new litigation or developments in current litigation;

•	announcements of our technological innovations or new products by us, our licensees or our competitors;

•	positive or negative reports by securities analysts as to our expected financial results; and

•	developments with respect to patents or proprietary rights and other events or factors.

In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock. Because the notes are convertible into common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes.

Sales of substantial amounts of shares of our stock in the public market after this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. Because the notes are convertible into common stock only at a conversion price in excess of the recent trading price, such a decline in our common stock price may cause the value of the notes to decline.

Conversion of the notes may affect the trading price of our common stock.

The conversion of some or all of the notes and any sales in the public market of the shares of common stock issuable upon such conversion could adversely affect the prevailing market price of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress our common stock price.

Upon conversion of the notes, converting holders will receive cash or a combination of cash and shares of our common stock. Therefore, holders of the notes may receive no shares of our common stock or fewer shares than they may expect.

To satisfy our conversion obligation to holders, we will deliver cash in an amount equal to the lesser of the principal amount of the note and the conversion value of the note and, to the extent the conversion value is greater than the principal amount of the note, the remainder of our conversion obligation can be satisfied in cash, shares of common stock or a combination of the two. Accordingly, upon conversion of a note, holders may not receive any shares of common stock, or they might receive fewer shares of common stock than they may expect.

The notes may not be rated or may receive a lower rating than anticipated.

We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will be entitled to rights with respect to the common stock only if and when we deliver shares of common stock to you upon conversion of your notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to your conversion of notes, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock or other classes of capital stock.

Our restated certificate of incorporation and bylaws, our stockholder rights plan, and Delaware law contain provisions that could discourage transactions resulting in a change in control, which may negatively affect the market price of our common stock into which the notes are convertible.

Our restated certificate of incorporation, our bylaws, our stockholder rights plan and Delaware law contain provisions that might enable our management to discourage, delay or prevent change in control. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock into which the notes are convertible. Among these provisions are that:

•	our board of directors is authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock;

•	our board of directors is staggered into two classes, only one of which is elected at each annual meeting;

•	stockholder action by written consent is prohibited;

•	nominations for election to our board of directors and the submission of matters to be acted upon by stockholders at a meeting are subject to advance notice requirements;

•	certain provisions in our bylaws and certificate of incorporation such as notice to stockholders, the ability to call a stockholder meeting, advanced notice requirements and the stockholders acting by written consent may only be amended with the approval of stockholders holding 66 2/3% of our outstanding voting stock;

•	the ability of our stockholders to call special meetings of stockholders is prohibited; and

•	our board of directors is expressly authorized to make, alter or repeal our bylaws.

In addition, the provisions in our stockholder rights plan could make it more difficult for a potential acquirer to consummate an acquisition of our company. We are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our outstanding voting stock, the person is an “interested stockholder” and may not engage in any “business combination” with us for a period of three years from the time the person acquired 15% or more of our outstanding voting stock.

FORWARD-LOOKING STATEMENTS

This Form S-3 contains forward-looking statements. These forward-looking statements include, without limitation, predictions regarding the following aspects of our future:

•	Sources, amounts and concentration of revenue;

•	Product development;

•	Improvements in technology;

•	Engineering, marketing and general and administration expenses;

•	Research and development expenses;

•	Success in the market of our or our licensees’ products;

•	Success in renewing license agreements;

•	Sources of competition;

•	Outcome and effect of current and potential future litigation;

•	Protection of intellectual property;

•	International licenses and operations, including our design facility in Bangalore, India;

•	Status of our leveraged positions;

•	Cash and cash equivalents position;

•	Lease commitments;

•	Adoption of accounting pronouncements;

•	Terms of our licenses;

•	Trading price of our common stock;

•	Operating results;

•	Realization of deferred tax assets;

•	Accounting estimates and procedures;

•	Valuation allowance for deferred tax assets; and

•	Amortization of intangible assets.

You can identify these and other forward-looking statements by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “continue,” or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors.” All forward-looking statements included in this document are based on our assessment of information available to us at this time. We assume no obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the notes or the sale of the shares of common stock issuable upon conversion of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,			Fiscal Years Ended September 30,		Three Months Ended March 31,
	2004	2003	2002	2001	2000	2005	2004
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A	30:1	N/A

(1)	These computations include us and our consolidated subsidiaries. For these ratios, “earnings” is determined by adding “total fixed charges” to income before income taxes. For this purpose, “total fixed charges” consists of interest on all indebtedness and amortization of debt discount and expense, and an interest factor attributable to rentals. There are no fixed charges for the fiscal years ended December 31, 2004, 2003 and 2002. There were fixed charges of $242,000 and $0 for the three months ended March 31, 2005 and 2004, respectively.

DESCRIPTION OF THE NOTES

On February 1, 2005, we issued $300,000,000 aggregate principal amount of Zero Coupon Convertible Senior Notes due February 1, 2010. We issued the notes under an indenture dated as of February 1, 2005 between us and U.S. Bank National Association, a national banking association, as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement.

The following description is only a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. We urge you to read these documents in their entirety because they, and not this description, define the rights of holders of the notes. You may request copies of these documents from us upon written request at our address, which is listed in this prospectus under “Where You Can Find More Information and Incorporation by Reference.”

For purposes of this section, references to “we,” “us,” “our,” “the Company” and “Rambus” refer solely to Rambus Inc. and not to its subsidiaries.

General

The Notes

The notes:

•	are limited to $300,000,000 aggregate principal amount;

•	mature on February 1, 2010, unless earlier converted by holders;

•	do not accrue interest, but were offered with original issue discount for U.S. federal income tax purposes;

•	are convertible into (1) cash in an amount equal to the lesser of the principal amount of such notes and the conversion value of such notes and (2) to the extent such conversion value exceeds the principal amount of such notes, the remainder of our conversion obligation in cash or shares of common stock or a combination of cash and shares of common stock under the conditions and subject to such adjustments as are described below under “—Conversion of Notes;”

•	are subject to repurchase by us for cash at the option of the holders upon the occurrence of a fundamental change (as defined below under “—Repurchase of Notes at the Option of Holders Upon a Fundamental Change”), at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid liquidated damages, if any, to, but not including, the repurchase date as described below under “—Repurchase of Notes at the Option of Holders Upon a Fundamental Change;” and

•	are represented by one or more registered securities in global form as described below under “—Book- Entry Delivery and Form.”

The indenture does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends, incurring additional senior indebtedness or any other indebtedness or issuing or repurchasing securities. The indenture contains no covenants or other provisions to afford protection to holders of notes in the event of highly leveraged transactions or a fundamental change of Rambus, except to the extent described under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change” and “—Consolidation, Merger and Sale of Assets.”

The notes are our general unsecured senior obligations, ranking equally in right of payment with all of our existing and future unsecured senior indebtedness, and senior in right of payment to any of our future indebtedness that is expressly subordinated to the notes. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the collateral securing those obligations and all indebtedness and liabilities of our subsidiaries, including trade credit. As of March 31, 2005, Rambus had approximately $5.1 million of secured indebtedness outstanding in the form of letters of credit and our subsidiaries had approximately $0.2 million of liabilities, excluding inter-company obligations.

No sinking fund is provided for the notes. The notes are issued only in registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof.

We will maintain an office where the notes may be presented for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee. Except under limited circumstances described below, the notes are issued only in fully registered book-entry form, without coupons, and will be represented by one or more global notes. We may pay liquidated damages by check mailed to each holder at its address as it appears in the note register; provided, however, that holders with notes in an aggregate principal amount in excess of $2.0 million will be paid, at their written election, by wire transfer in immediately available funds; provided further, however, that payments to The Depository Trust Company, New York, New York, which we refer to as “DTC,” will be made by wire transfer of immediately available funds to the account of DTC or its nominee. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Holders may not sell or otherwise transfer the notes or the common stock issuable upon conversion of the notes except in compliance with the provision set forth below under “—Registration Rights” and in this prospectus under “Transfer Restrictions.”

Conversion of Notes

General

A holder may convert its notes, in whole or in part, at any time prior to the close of business on the maturity date of the notes, into (1) cash in an amount equal to the lesser of the principal amount of such notes and the conversion value of such notes and (2) to the extent such conversion value exceeds the principal amount of such notes, the remainder of our conversion obligation in cash or shares of common stock or a combination of cash and shares of common stock under the conditions set forth below under “—Payment Upon Conversion—Settlement Method.” Holders may only convert notes with a principal amount of $1,000 or an integral multiple of $1,000. The conversion rate with respect to a note is initially 37.2585 shares of our common stock. The conversion price of a note is equal to $1,000 divided by the then applicable conversion rate at the time of determination. The conversion price is subject to adjustment as described below under “—Conversion Price Adjustments.” Accordingly, an adjustment to the conversion price will result in a corresponding adjustment to the conversion rate. The initial conversion price for the notes is approximately $26.84 per share.

No fractional shares will be issued upon conversion; in lieu thereof, a holder that would otherwise be entitled to fractional shares of our common stock will receive a cash payment for the fractional amount based upon the applicable stock price as described under “—Payment Upon Conversion—Settlement Method.”

If a holder exercises its right to require us to repurchase its notes as described below under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change,” such holder may convert its notes only if it withdraws its applicable repurchase notice in accordance with the indenture.

Payment Upon Conversion

Settlement Method. We will deliver to holders surrendering notes for conversion, in respect of each $1,000 principal amount of notes:

•	cash in an amount (the “principal return”) equal to the lesser of (1) the principal amount of each note and (2) the conversion value (as described below); and

•

if the conversion value is greater than the principal amount of each note, a number of shares of our common stock (the “net shares”) equal to the sum of the daily share amounts (calculated as described below) for each trading day during the applicable conversion reference period (described below) (the “net share amount”). However, in lieu of delivering net shares, we may, at our option, deliver cash or a combination of cash and shares of our common stock with a value equal to the net share amount. The daily share amounts shall be calculated using the last sale price of our common stock on each trading day, and references below to the “net share amount” shall be deemed to be references to such amount in cash or cash and shares of common stock, as applicable.

The “applicable conversion reference period” means the five consecutive trading days beginning on the third trading day following the date the notes are tendered for conversion.

The “conversion value” is equal to (a) the applicable conversion rate, multiplied by (b) the applicable stock price. The cash payment for fractional shares will be based on the applicable stock price.

The “applicable stock price” is equal to the average of the last sale prices of our common stock over the applicable conversion reference period.

The “daily share amount,” for each note and each trading day in the applicable conversion reference period, is equal to the greater of:

•	zero; or

•	a number of shares of our common stock determined by the following formula:

(last sale price on such trading day multiplied by applicable conversion rate) - $1,000

5 multiplied by the last sale price on such trading day

The “applicable conversion rate” means the conversion rate on any trading day.

The conversion value, principal return and net share amount will be determined by us promptly after the end of the applicable conversion reference period. We will pay the principal return and cash for fractional shares and deliver net shares, if any, no later than the third business day following the determination of the applicable stock price.

Payment Upon Conversion Upon a Fundamental Change. We must give notice to all record holders and to the trustee (a) at least ten trading days prior to the anticipated effective date of a fundamental change known to us (or if not known to us prior to such tenth trading day, then within two trading days after we become aware of such fundamental change) and (b) within 15 days after a fundamental change has become effective. If a holder converts its notes at any time beginning on the date that we give notice of the anticipated effective date of a fundamental change (the “effective date notice”) and ending at the close of business on the second trading day immediately preceding the related fundamental change repurchase date corresponding to such fundamental change, the holder will receive:

(1) the principal return and the net shares, or in lieu of the net shares, cash or a combination of cash and common stock equal to the net share amount, as described above under “—General,” “—Payment Upon Conversion—Settlement Method” plus

(2) the make-whole premium, if any, which will be in an amount determined as set forth under “—Determination of the Make-Whole Premium” and which will be payable in shares of our common stock (other than cash paid in lieu of fractional shares) or in the same form of consideration into which our common stock has been converted in connection with such fundamental change (other than cash paid in lieu of fractional interests in any security or other property delivered in connection with such fundamental change) on the fundamental change repurchase date for the notes after the fundamental change described under “—Repurchase of Notes at the Option of Holders Upon a Fundamental Change.”

Solely for purposes of valuing any non-cash consideration received by holders of our common stock in any fundamental change, to the extent any component of non-cash consideration is not listed on a U.S. national or regional securities exchange or quotation system or reported on the Nasdaq National Market, the value of the non-cash consideration will be determined by two nationally recognized investment banks or appraisal firms, as appropriate, selected by us with the consent of the trustee and, to the extent any component of non-cash consideration is listed on a U.S. national or regional securities exchange or quotation system or reported on the Nasdaq National Market, the value of the non-cash consideration will be determined by reference to its volume weighted average price.

Conversion Price Adjustments

The conversion price will be adjusted:

(1) upon the issuance of shares of our common stock as a dividend or distribution on our common stock;

(2) upon the subdivision or combination of our outstanding common stock;

(3) upon the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the current market price per share on the record date for the issuance, provided that the conversion price will be readjusted to the extent that the rights or warrants are not exercised prior to the expiration;

(4) upon the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (3) above; and

•	distribution of rights to all holders of common stock pursuant to a shareholder rights plan;

(5) upon the occurrence of any dividends or distributions (other than in connection with a liquidation, dissolution or winding up of the Company) consisting exclusively of cash to all or substantially all holders of our common stock, in which case the conversion price shall be reduced so that it equals the price determined by dividing the conversion price in effect on the record date with respect to the cash dividend or distribution by a fraction,

(a) the numerator of which will be the current market price of a share of our common stock as of the day before the “ex” date (as defined below) with respect to the dividend or distribution, and

(b) the denominator of which will be the current market price of a share of our common stock as of the day before the “ex” date with respect to the dividend or distribution less the amount per share of the cash dividend or distribution; and

(6) upon the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries at a price per share in excess of the current market price for one share of our common stock on the last date tenders may be made pursuant to the tender offer, which we refer to as the “expiration date,” in which case, immediately prior to the opening of business on the day after the expiration date, the conversion price shall be reduced so that it equals the price determined by multiplying the conversion price in effect immediately prior to the close of business on the expiration date by a fraction,

(a) the numerator of which will be the product of the number of shares of our common stock outstanding (including tendered shares but excluding any shares held in the treasury of the Company) on the expiration date multiplied by the current market price per share of our common stock on the trading day next succeeding the expiration date; and

(b) the denominator of which will be the sum of (x) the aggregate consideration payable to stockholders based on the acceptance (up to any maximum specified in the terms of the tender offer) of all shares validly tendered and not withdrawn as of the expiration date, which we refer to as the “purchased shares,” and (y) the product of the number of shares of our common stock outstanding (less any purchased shares and excluding any shares held in the treasury of the Company) at the expiration time and the current market price per share of our common stock on the trading day next succeeding the expiration date.

“Current market price” shall mean, with respect to any date of determination, the average of the sale prices of our common stock for the five consecutive trading days ending on the date of determination. For purposes hereof, the term “ex” date, when used with respect to any dividend or distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the sale price was obtained without the right to receive such dividend or distribution.

To the extent that we have a rights plan in effect upon conversion of the notes, we will be required under the indenture to provide that the holders of the notes who receive shares of common stock upon such conversion will receive rights upon conversion of the notes, whether or not those rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

In the event of:

•	any reclassification of our common stock,

•	a consolidation, merger or combination involving us, or

•	a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes, subject to the conditions described above, into the same type of consideration received by common stock holders immediately following one of these types of events.

You may, in some circumstances, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price. See “Certain United States Federal Income Tax Considerations” below for a relevant discussion.

We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest. We are required to give at least 15 days’ prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least 0.5%. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price on the notes for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

Conversion Procedures

The right of conversion attaching to any note may be exercised (a) if such note is represented by a global security, by book-entry transfer to the conversion agent (which will initially be the trustee) through the facilities of DTC, or (b) if such note is represented by a certificated security, by delivery of such note at the specified office of the conversion agent, accompanied, in either case, by a duly signed and completed conversion notice and appropriate endorsements and transfer documents if required by the conversion agent. The conversion date shall be the date on which the note and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date.

No separate payment or adjustment will be made for dividends or distributions on any of our common stock issued upon conversion of a note, except as provided in the indenture. By delivering to the holder the principal return and, if applicable, the net shares (together with a cash payment in lieu of any fractional net shares), or cash or a combination of cash and shares of our common stock in lieu of net shares, we will satisfy our obligation with respect to the conversion of the notes. Any accrued liquidated damages will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion price to account for any accrued liquidated damages.

Holders of notes are not required to pay any taxes or duties relating to the issuance or delivery of our common stock upon exercise of conversion rights, but they are required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the name of the holder of the note. Certificates representing shares of our common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid.

The cash and, if applicable, a certificate for the number of full-shares of common stock into which the notes are converted (and cash in lieu of fractional shares) will be delivered to such holder, assuming all of the other requirements have been satisfied by such holder on or before the twentieth trading day following receipt of the conversion notice, unless the holder submits its conversion notice within 30 trading days prior to maturity, in which case such delivery will take place on the maturity date.

Delivery of shares will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of notes in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. A holder will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until the shares are received.

Determination of the Make-Whole Premium

If a fundamental change occurs, we will pay a make-whole premium upon the conversion of the notes as described above under “—Conversion of Notes—Payment Upon Conversion—Payment Upon Conversion Upon a Fundamental Change.” The make-whole premium will be equal to a percentage of the principal amount of the notes. The make-whole premium will be in addition to, and not in substitution for, any cash, securities or other assets otherwise due to holders of notes upon conversion. The make-whole premium will be determined by reference to the table below and is based on the date on which the fundamental change becomes effective, referred to as the “effective date,” and the price, referred to as the “stock price,” paid, or deemed to be paid, per share of our common stock in the transaction constituting the fundamental change, subject to adjustment as described below. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. In all other cases, the stock price will be the average last sale price of our common stock for the five trading days immediately preceding, but not including, the effective date of the fundamental change.

We will pay the make-whole premium solely in shares of our common stock (other than cash in lieu of fractional shares) or in the same form of consideration into which all or substantially all of the shares of our common stock have been converted or exchanged in connection with the fundamental change (other than cash in lieu of fractional interests in any security or other property delivered in connection with such fundamental change). The make-whole premium will be payable on the fundamental change purchase date after the fundamental change for notes converted in connection with a fundamental change.

The value of our shares or other consideration for purposes of determining the number of shares or other consideration to be issued in respect of the make-whole premium will be calculated as follows:

(1) In the case of a fundamental change in which all or substantially all of the shares of our common stock have been, as of the effective date, converted into or exchanged for the right to receive securities or other assets or property, the consideration shall be valued as follows:

(a) securities that are traded on a U.S. national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued at 98% of the average last sale price for the five trading days immediately prior to but excluding the fundamental change purchase date,

(b) other securities, assets or property, other than cash, that holders will have the right to receive will be valued based on 98% of the average of the fair market value of the securities, assets or property, other than cash, as determined by two independent nationally recognized investment banks selected by the trustee, and

(c) 100% of any cash.

(2) In all other cases, the value of our shares will equal 98% of the average of the last sale price of our common stock for the five trading days immediately prior to but excluding the fundamental change purchase date.

The stock prices set forth in the first column of the table will be adjusted as of any date on which the conversation ratio of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to the adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.

The following table sets forth the hypothetical stock price, effective date and payment (expressed as a percentage) upon a fundamental change for each $1,000 principal amount of the notes:

	February 1, 2005	February 1, 2006	February 1, 2007	February 1, 2008	February 1, 2009	February 1, 2010
$18.51	31.0	32.2	33.0	33.0	32.0	0.0
$20.00	29.6	30.5	30.9	30.4	28.7	0.0
$22.00	27.7	28.4	28.4	27.4	24.7	0.0
$24.00	26.1	26.4	26.1	24.7	21.3	0.0
$26.00	24.6	24.7	24.1	22.3	18.3	0.0
$28.00	23.3	23.2	22.3	20.2	15.7	0.0
$30.00	22.0	21.7	20.7	18.3	13.5	0.0
$32.00	20.9	20.4	19.2	16.6	11.6	0.0
$34.00	19.8	19.2	17.8	15.1	10.0	0.0
$36.00	18.8	18.1	16.6	13.7	8.6	0.0
$38.00	18.0	17.1	15.5	12.5	7.4	0.0
$40.00	17.1	16.2	14.5	11.4	6.4	0.0
$45.00	15.3	14.2	12.3	9.2	4.5	0.0
$50.00	13.7	12.5	10.5	7.4	3.1	0.0
$55.00	12.4	11.1	9.0	6.1	2.2	0.0
$60.00	11.3	9.9	7.8	5.0	1.6	0.0
$65.00	10.3	8.9	6.8	4.1	1.1	0.0
$70.00	9.4	8.0	6.0	3.4	0.8	0.0
$75.00	8.6	7.2	5.3	2.9	0.6	0.0

The exact stock price and effective dates may not be set forth on the table, in which case:

•	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year.

•	if the stock price is in excess of $75.00 per share (subject to adjustment in the same manner as the stock price) the payment corresponding to row $75.00 will be paid.

•	if the stock price is less than or equal to $18.51 per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid.

Our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general equitable principles of reasonableness of economic remedies.

Repurchase of Notes at the Option of Holders Upon a Fundamental Change

In the event of a fundamental change (as defined below) each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase, in whole or in part, the holder’s notes in integral multiples of $1,000 principal amount, at a price in cash for each $1,000 principal amount of such notes equal to 100% of the principal amount of such notes tendered, plus any accrued and unpaid liquidated damages, if any, to, but not including, the repurchase date. We will be required to repurchase the notes on the date that is not less than 20 nor more than 45 business days after the date we give you notice.

Within 15 business days after a fundamental change has become effective, we must mail to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the fundamental change, which notice must state, among other things:

•	the events that caused such a fundamental change;

•	the effective date of such fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase price;

•	the repurchase date;

•	the name and address of the paying and conversion agents;

•	the conversion rate, and any adjustments to the conversion rate that will result from the fundamental change;

•	that notes with respect to which a repurchase notice is given by the holder may be converted only if the repurchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

To exercise this right, the holder must transmit to the paying agent a written notice, and such repurchase notice must be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date. The repurchase notice must state:

•	the certificate numbers of the notes to be delivered by the holder, if applicable;

•	the portion of the principal amount of notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that such notes are being tendered for repurchase pursuant to the fundamental change provisions of the indenture.

A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

•	the certificate numbers of the notes being withdrawn, if applicable;

•	the principal amount of notes being withdrawn; and

•	the principal amount, if any, of the notes that remain subject to a repurchase notice.

If the notes are not in certificated form, the foregoing notices from holders must comply with the applicable DTC procedures.

We will under the indenture:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to repurchase the notes upon a fundamental change.

Our obligation to pay the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such note to be paid promptly following the later of the repurchase date or the time of delivery of such note.

If the paying agent holds money sufficient to pay the repurchase price of a note for which a repurchase notice has been delivered on the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

A “fundamental change” will be deemed to have occurred upon the occurrence of any of the following:

•	any “person” or “group” (other than us, our subsidiaries or our respective employee benefit plans) files a Schedule 13D or Schedule TO, or any successor schedule, form or report under the Exchange Act, disclosing, or we otherwise become aware, that such person is or has become the “beneficial owner,” directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors; or

•	we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned” directly or indirectly, the shares of our voting stock immediately prior to such transaction beneficially own, directly or indirectly, shares of voting stock representing a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person.

However, a fundamental change will not be deemed to have occurred if in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the fundamental change consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such fundamental change) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

For purposes of this fundamental change definition:

•	“person” or “group” shall have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture;

•	“beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner;

•	“board of directors” means the Board of Directors or other governing body charged with the ultimate management of any person;

•	“capital stock” means: (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; or (4) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person; and

•	“voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

The term “all or substantially all” as used in the definition of fundamental change will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure holders how a court would interpret this phrase under applicable law if holders elect to exercise their rights following the occurrence of a transaction which such holders believe constitutes a transfer of “all or substantially all” of our assets.

This fundamental change repurchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change repurchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a result of negotiations between us and the initial purchasers.

We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt, including other senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

We may be unable to repurchase the notes at your option upon the occurrence of a fundamental change. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes a default under that agreement. If a repurchase date occurs at a time that we are prohibited from repurchasing notes, we would be required to seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Events of Default

Each of the following constitutes an event of default with respect to the notes:

(1) default in the payment when due of any principal of any of the notes at maturity, upon exercise of a repurchase right or otherwise;

(2) default in the payment of liquidated damages, if any, which default continues for 30 days;

(3) default in our obligation to provide notice of the occurrence of a fundamental change when required by the indenture;

(4) our failure to comply with any of our other agreements in the notes or the indenture upon our receipt of notice to us of such default from the trustee or to us and the trustee from holders of not less than 25% in aggregate principal amount at maturity of the notes, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

(5) our failure to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by us or any of our subsidiaries in excess of $30.0 million principal amount, if such indebtedness is not discharged, or such acceleration is not annulled, by the end of a period of ten days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding notes; and

(6) certain events of bankruptcy, insolvency or reorganization relating to us.

If an event of default, other than an event of default described in clause (6) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the principal amount of the notes then outstanding to be immediately due and payable. If an event of default described in clause (6) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable.

At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the notes then outstanding may, under certain circumstances, rescind and annul such acceleration.

Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any liquidated damages, if any, on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

•	we fail to pay principal or liquidated damages, if any, on any note when due or the payment of any repurchase price; or

•	we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we, to the officers’ knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer or lease all or substantially all of our properties and assets to any successor person, unless:

•	we are the surviving person or the resulting, surviving or transferee person, if other than us, is organized and validly existing under the laws of the United States of America, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture; and

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing.

When such a person assumes our obligations in such circumstances, subject to certain exceptions we shall be discharged from all obligations under the notes and the indenture. Although the indenture permits these transactions, some of the transactions described above could constitute a fundamental change of Rambus and permit each holder to require us to repurchase the notes of such holder as described above under “—Repurchase of Notes at the Option of Holders upon a Fundamental Change.”

Modification and Waiver

We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of at least a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the holders. However, no amendment, supplement or waiver be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

(1) change the stated maturity of the principal of the notes;

(2) reduce the principal amount of or repurchase price, the make-whole premium or rate of liquidated damages, if any, on any note;

(3) reduce the amount of principal payable upon acceleration of the maturity of any note;

(4) change the currency in which the principal of or repurchase price or rate of liquidated damages, if any, with respect to the notes is payable;

(5) impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

(6) adversely affect the right of holders to convert notes other than as provided in the indenture;

(7) reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required in order to take specific actions including, but not limited to, the waiver of past defaults or the modification or amendment of the indenture; or

(8) alter the manner of calculation or rate of liquidated damages, if any, repurchase price or the make-whole premium on any note or extend the time or payment of any such amount.

We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of the holders to, among other things:

(1) cure any ambiguity, defect, omission, mistake or inconsistency;

(2) provide for uncertificated notes in addition to or in place of certificated notes;

(3) provide for the assumption of our obligations to holders of notes in the case of a share exchange, merger or consolidation or sale of all or substantially all of our assets;

(4) make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect in any material respect the legal rights under the indenture of any such holder;

(5) add a guarantor;

(6) comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(7) secure the notes;

(8) comply with the rules of any applicable securities depositary, including DTC;

(9) conform the text of the indenture or the notes to any provision of this Description of the Notes to the extent that such provision was intended to be a recitation of the text of this Description of the Notes; or

(10) provide for a successor trustee in accordance with the terms of the indenture or to otherwise comply with any requirement of the indenture.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the paying agent or conversion agent, as the case may be, after the notes have become due and payable, whether at maturity or any repurchase date or by delivery of a notice of conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of the Notes

We or our agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the trading price of the notes and sale price of our common stock and the projected payment schedule. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

U.S. Bank National Association is the trustee under the indenture. The trustee will be the paying agent, conversion agent and registrar for the notes. The trustee can be contacted at the address set forth below regarding transfer or conversion of the notes:

U.S. Bank National Association

633 West Fifth Street, 24th Floor

LM-CA-T24T

Los Angeles, CA 90071

Attn: Corporate Trust Services

(Rambus Zero Coupon Convertible Senior Notes due 2010)

If the trustee becomes a creditor of the Company, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claims as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

Book-Entry Delivery and Form

We initially issued the notes in the form of one or more global securities. The global security will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as DTC’s nominee. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holders may hold their beneficial interests in the global security directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests in the global security are limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, holders will not be entitled to have the notes represented by the global security registered in their name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that, under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, premium, if any, and any liquidated damages, if any, on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or liquidated damages, if any, on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we, the trustee nor any paying agent or conversion agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited, and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities, which it will distribute to its participants and which will be legended, if required, as set forth under the heading “Transfer Restrictions.”

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Registration Rights

In connection with the initial private placement of the notes, we entered into a registration rights agreement with the initial purchasers. The following discussion summarizes some, but not all, of the provisions of the registration rights agreement. We urge you to read the registration rights agreement, which is filed as an exhibit to the registration statement to which this prospectus relates, for a full description of the registration rights that apply to the notes.

This prospectus is part of a shelf registration statement under the Securities Act that was filed to register resales of the notes and the shares of common stock into which the notes are convertible. In the registration rights agreement, we agreed to file this shelf registration statement not later than 90 days after February 1, 2005 to register resales of the notes and the shares of common stock into which the notes are convertible. The notes and the shares of common stock issuable upon conversion of the notes are referred to collectively as registrable securities pursuant to Rule 415 under the Securities Act. We are required to use reasonable efforts to cause this shelf registration statement declared effective as soon as practicable and use reasonable efforts to keep it effective after its effective date until the earliest of:

(a) the second anniversary of the latest issuance of the notes,

(b) such time as all the registrable securities have been sold pursuant to the shelf registration statement, transferred pursuant to Rule 144 under the Securities Act or otherwise transferred in a manner that results in (i) such securities not being subject to transfer restrictions under the Securities Act and (ii) the absence of a need for a restrictive legend regarding registration under the Securities Act, and

(c) such time when all of the registrable securities held by our nonaffiliates (from the time of issuance) are eligible for sale pursuant to Rule 144(k) under the Securities Act or any successor rule or regulation thereto.

Upon the filing of the shelf registration statement we will provide to each holder for whom such shelf registration statement was filed, among other things, copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit resales of the notes and the common stock issuable upon the conversion thereof by such holders to third parties.

We are permitted to suspend the use of the prospectus which is a part of this shelf registration statement for a period not to exceed an aggregate of 45 days in any 90-day period or an aggregate of 90 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events.

A beneficial holder selling such securities pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).

If:

(1) on or prior to the 90th day after the first date of original issuance of the notes, the shelf registration statement has not been filed with the SEC,

(2) on or prior to the 180th day after the first date of original issuance of the notes, the shelf registration statement has not been declared effective by the SEC, or

(3) after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective or usable for more than 45 days in any 90 day period or in excess of 90 days in any 12 month period in accordance with the registration rights agreement (each such event referred to in clauses (1) to (3), a “registration default”), liquidated damages will accrue on the notes and the underlying shares of common stock that are registrable securities, subject to certain exceptions, from and including the date on which any such registration default shall occur to, but excluding the date on which all registration defaults have been cured, at the rate of (a) 0.25% of the principal amount of the notes to and including the 90th day following the occurrence of such registration default and (b) 0.50% of the principal amount of the notes from and after the 91st day following the occurrence of such registration default.

We will give notice of our intention to make such filing to each of the holders of the notes in the same manner as we would give notice to holders of notes under the indenture. Such notice will seek, among other things, a determination from each of such holders as to whether such holder elects to have its notes and the common stock issuable on conversion thereof registered for sale pursuant to the shelf registration statement.

Any beneficial owner of notes wishing to include its registrable securities in the shelf registration statement at the time it is declared effective must deliver to us a properly completed and signed Selling Securityholder Notice and Questionnaire in the form attached as Annex A to this prospectus at least five business days prior to the effective date of the shelf registration statement. Upon receipt of your completed questionnaire after the effectiveness of the shelf registration statement, we will, as promptly as practicable, file any amendments or supplements to the shelf registration statement so that you may use the prospectus, subject to our right to suspend its use under certain circumstances, provided that we will not be required to file more than one post-effective amendment to the shelf registration statement per quarter.

We will pay all registration expenses of the shelf registration and provide each holder that is selling registrable securities pursuant to the shelf registration statement with such number of copies of the related prospectus as such holder requests. We will take such other actions as are specified in the registration rights agreement to facilitate resales of the registrable securities under the shelf registration statement. Selling securityholders will be responsible for all of their individual selling expenses, including commissions and discounts.

The summary herein of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available upon request to us.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 500,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value, of which 160,000 shares have been designated as Series E Participating Preferred Stock (the “Series E Preferred”).

Common Stock

As of April 15, 2005, there were 99,503,227 shares of common stock outstanding. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to:

Dividends. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for the payment of dividends. There are no redemption or sinking fund provisions applicable to the common stock.

Voting. Our bylaws provide that each stockholder has the right to one vote for each share of common stock registered in the stockholder’s name on each matter submitted to a stockholder vote. Our bylaws specify that, other than the election of directors and except as otherwise provided by our certificate of incorporation or Delaware General Corporation Law, all matters to be voted on by stockholders will be approved by a majority of the quorum then present (in person or by proxy) at a meeting. Unless otherwise provided in our certificate of incorporation and bylaws, directors are elected by a plurality of the votes cast by shares entitled to vote in the election at a meeting at which a quorum is present. Neither our certificate nor bylaws provide for cumulative voting.

Preemptive Rights, Conversion and Redemption. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Liquidation, Dissolution and Winding up. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any preferred stock.

Preferred Stock

The board of directors is authorized, without action by the stockholders, to designate and issue up to 4,840,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each Series and any qualifications, limitations or restrictions on these shares.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock.

The issuance of preferred stock could delay, defer or prevent a change in control of us. As of April 15, 2005, there were no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Anti-takeover Provisions

Rights Plan. We have a preferred shares rights agreement that allows certain holders of our common stock to purchase from us one one-thousandth of a share of Series E Preferred, for each share of common held, at an exercise price of $60.00, subject to adjustment, upon the occurrence of certain events described in the rights agreement (such as a person (or group of people) acquiring 15% or more of our outstanding shares of common stock). Each share of Series E Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Series E Preferred will be entitled to 1,000 times the amount paid per share of common stock plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Each share of Series E Preferred will have 1,000 votes, voting together with the common stock. In addition, upon exercise of the right a holder has the ability to receive that number of shares of our common stock equal to two times the exercise price. Our rights plan could delay, defer or prevent a change in control of us.

Certificate of Incorporation and Bylaws. Our certificate of incorporation and bylaws provide the following protections:

•	our board of directors is authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock;

•	our board of directors is staggered into two classes, only one of which is elected at each annual meeting;

•	stockholder action by written consent is prohibited;

•	nominations for election to our board of directors and the submission of matters to be acted upon by stockholders at a meeting are subject to advance notice requirements;

•	certain provisions in our bylaws and certificate such as notice to stockholders, the ability to call a stockholder meeting, advanced notice requirements and the stockholders acting by written consent may only be amended with the approval of stockholders holding 66 2/3% of our outstanding voting stock;

•	the ability of our stockholders to call special meetings of stockholders is prohibited; and

•	our board of directors is expressly authorized to make, alter or repeal our bylaws.

The provisions of our certificate of incorporation and bylaws and our preferred shares rights agreement could discourage potential acquisition proposals and could delay or prevent a change in control of us or management.

Delaware Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A. Their telephone number is (816) 843-4299.

Nasdaq National Market Listing

Our common stock is quoted on The Nasdaq National Market under the symbol “RMBS.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the notes and shares into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations, Internal Revenue Service (IRS) rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the notes or shares. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, and persons holding notes or shares as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or shares under the constructive sale provisions of the Code) may be subject to special rules. The discussion also does not consider any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to the holders of the notes or shares into which the notes may be converted. In addition, this discussion is limited to purchasers of the notes who will hold the notes and shares as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment).

All prospective purchasers of the notes are advised to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and shares in their particular situations.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial holder of a note or shares that for U.S. federal income tax purposes is (i) a citizen or resident (as defined in Section 7701 (b) of the Code) of the United States, (ii) a corporation, or an entity treated as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code. A “Non-U.S. Holder” is any holder of a note or shares other than a U.S. Holder or a foreign or domestic partnership.

If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the notes or shares into which the notes may be converted, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or shares into which the notes may be converted that is a partnership, and partners in such partnership, should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes or shares into which the notes may be converted.

Original Issue Discount and Liquidated Damages

The notes were issued at a discount from their stated redemption price at maturity and therefore have original issue discount (“OID”) for U.S. federal income tax purposes. A U.S. Holder, other than a U.S. Holder whose notes have acquisition premium or amortizable bond premium (as described below under “—Acquisition Premium and Amortizable Bond Premium”), will be required to include OID equal to the difference between the issue price of the note, which in this case is 98% of the principal amount of the note, and the stated redemption price at maturity of the note in gross income periodically over the term of the notes before receipt of the cash or other payment attributable to such income.

The OID that a U.S. Holder must include in gross income as it accrues is the sum of the daily portions of OID with respect to the note for each day during the taxable year or portion of a taxable year in which such U.S. Holder holds the note. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the note at the beginning of the accrual period multiplied by the yield to maturity of the note. The accrual period of a note may be of any length a U.S. Holder chooses and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period.

The issue price of a note for OID purposes is the first price at which a substantial amount of notes were sold to investors (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers), which in this case is 98% of the principal amount of the note. The adjusted issue price of the note at the start of any accrual period is the issue price of the note increased by the accrued original issue discount for each prior accrual period.

Under these rules, a U.S. Holder will be required to include in gross income increasingly greater amounts of OID in each successive accrual period. Any amount included in income as OID will increase the U.S. Holder’s basis in the note. In addition, we may be required to make payments of liquidated damages if we do not file or cause to be declared effective, or keep effective, a registration statement, as described under “Description of Notes—Registration Rights.” We believe that there is only a remote possibility that we would be required to pay liquidated damages and therefore do not intend to treat the notes as subject to the special rules governing certain “contingent payment” debt instruments (which, if applicable, would affect the timing, amount and character of income with respect to a note). Our determination in this regard, while not binding on the IRS, is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay liquidated damages, U.S. Holders would be required to recognize additional income.

Market Discount

If a U.S. Holder acquires a note other than in connection with its original issue at a price that is less than its revised issue price, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than ¼ of one percent of the stated redemption price at maturity multiplied by the number of complete years to maturity from the date of acquisition. The revised issue price of a note is the sum of its issue price and all OID includible in the income of holders prior to the U.S. Holder’s acquisition of the note. Market discount accrues in addition to OID. However, in contrast to OID, a U.S. Holder is not required to include market discount in income periodically over the term of the notes before receipt of the cash or other payment attributable to such income. Instead, upon the sale, exchange, retirement or other disposition of a note, any gain recognized is required to be treated as ordinary income to the extent of the accrued market discount that has not previously been included in income. If a U.S. Holder disposes of a note that has accrued market discount in a nonrecognition transaction in which the U.S. Holder receives property the basis of which is determined in whole or in part by reference to the basis of the note, the accrued market discount generally is includible in income at the time of such transaction only to the extent of the gain recognized. To the extent not included in income at the time of the nonrecognition transaction, the accrued market discount attaches to the property received and is recognized as ordinary income upon the disposition of such property. In general, the amount of market discount that has accrued is determined on a ratable basis, by allocating an equal amount of market discount to each day of every accrual period. A U.S. Holder may, however, elect to determine the amount of accrued market discount allocable to any accrual period under the constant yield method. Any such election applies to all debt instruments with market discount acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and is irrevocable without the consent of the IRS. If such an election is made, the U.S Holder’s tax basis in the notes will be increased by the amount of market discount included in income. Unless a U.S. Holder elects to include market discount in income as it accrues, such U.S. Holder may not be allowed to deduct on a current basis a portion of the interest expense on any indebtedness incurred or continued to purchase or carry notes with market discount.

Acquisition Premium and Amortizable Bond Premium

If a U.S. Holder purchases a note at a price that exceeds its adjusted issue price, the amount of such excess, referred to as “acquisition premium” for U.S federal income tax purposes, would reduce the amount of OID that the U.S. Holder is required to include in income. If a U.S Holder purchases a note at a price that exceeds the principal amount of the note, the amount of such excess, except to the extent that the bond premium is attributable to the conversion feature of the note, is referred to as “bond premium” for U.S federal income tax purposes. The U.S. Holder would not be required to include any OID in income, and may elect to amortize the bond premium against interest payable on the note. Any amortizable bond premium in excess of interest payable on the note may be deductible over the term of the note. If a U.S. Holder elects to amortize bond premium, the amount of bond premium allocable to each accrual period will be based on a constant yield to maturity over the period the note is held. The amortized bond premium would reduce the U.S. Holder’s tax basis in the note. Any such election applies to all fully taxable bonds held by the U.S. Holder at the beginning of the first taxable year to which the election applies, and all fully taxable bonds acquired thereafter, and is irrevocable without the consent of the IRS. If the election is not made, a U.S. Holder must include in income the full amount of any interest as it accrues or is paid, and premium will not be taken into account until principal payments are received on the note or the note is sold or otherwise disposed of.

Conversion of the Notes Into Shares and Cash

As described under the heading “Description of the Notes—Conversion of Notes—Payment Upon Conversion—Settlement Method,” a U.S. Holder may receive cash or a combination of cash and shares upon conversion of a note. If a U.S. Holder presents a note for conversion, and we deliver solely cash, then such U.S. Holder will be taxable as described below under “—Conversion of the Notes into Cash, or Sale, Exchange, Repurchase or Retirement of the Notes.” If we deliver cash for the principal amount and common stock or a combination of common stock and cash for any amount in excess of the principal amount, the U.S. federal income tax treatment is not entirely clear. A U.S. Holder may be treated as exchanging the note for our common stock and cash in a recapitalization for U.S. federal income tax purposes. In such case, the U.S. Holder generally will not recognize loss, but generally will recognize gain in an amount equal to the lesser of the amount of (i) gain realized (which will be the excess, if any, of the fair market value of the shares received plus cash received over the U.S. Holder’s adjusted tax basis in the notes), or (ii) cash received. Subject to the discussion above under “—Market Discount”, any such gain recognized should be capital gain and will generally be long-term capital gain if the note has been held for more than one year at the time of the conversion. Generally, long-term capital gain for non-corporate taxpayers (including individuals) is eligible for a reduced rate of taxation. A U.S. Holder’s adjusted tax basis in the shares received upon conversion generally will equal the adjusted tax basis in notes converted (excluding any basis allocable to a fractional share), decreased by the cash received, and increased by an amount of gain recognized (other than gain with respect to a fractional share). The holding period of such shares received upon conversion will generally include the period during which the converted notes were held prior to conversion.

Alternatively, the cash payment may be treated as proceeds from the sale of a portion of the note, and any common stock may be treated as received upon conversion of a portion of the note. The U.S. Holder’s aggregate tax basis in the note would be allocated between the portion of the note treated as sold and the portion of the note treated as converted into common stock based on their relative fair market values. Subject to the discussion above under “—Market Discount,” the U.S. Holder generally would recognize capital gain or loss with respect to the portion of the note treated as sold equal to the difference between the amount of cash received by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the portion of the note treated as sold. The gain or loss recognized by a U.S. Holder would be long-term capital gain or loss if the holding period attributable to the note exceeds one year at the time of the conversion. Generally, long-term capital gain for non-corporate taxpayers (including individuals) is eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. With respect to the portion of the note treated as converted, a U.S. Holder generally would not recognize any gain or loss. The adjusted tax basis allocated to the portion of the note treated as converted into common stock would be the U.S. Holder’s tax basis in the common stock. The U.S. Holder’s holding period for the common stock would include the U.S. Holder’s holding period in the note.

Conversion of the Notes Into Cash, or Sale, Exchange, Repurchase or Retirement of the Notes

Each U.S. Holder generally will recognize gain or loss upon the conversion of the notes solely into cash or the sale, exchange, repurchase, retirement or other disposition of notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received and (ii) such holder’s adjusted tax basis in the notes. Subject to the discussion above under “—Market Discount,” any such gain or loss should be capital gain or loss and will generally be long-term capital gain or loss if the note has been held for more than one year at the time of the sale or exchange. Generally, long-term capital gain for non-corporate taxpayers (including individuals) is eligible for a reduced rate of taxation. The deductibility of capital losses is subject to certain limitations.

Constructive Dividends

The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in a taxable dividend (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common stock), increase the proportionate interest of a holder of notes in the fully diluted capital stock, whether or not such holder ever exercises its conversion privilege. Therefore, U.S. Holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding capital stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the capital stock generally will be treated as a distribution to such holders, taxable as a dividend (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution.

Distributions on the Shares

Distributions (including constructive distributions), if any, made with respect to the shares that a U.S. Holder receives upon conversion of a note generally will constitute taxable dividends to the extent made from our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any distribution in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital, which will reduce the U.S. Holder’s adjusted tax basis in the shares (but not below zero). To the extent such a distribution exceeds the U.S. Holder’s adjusted tax basis in the shares, the distribution will be taxable as capital gain. Dividends received by a corporate U.S. Holder may be eligible for a dividends received deduction. For taxable years before January 1, 2009, subject to certain exceptions, dividends received by non-corporate stockholders (including individuals) generally are taxed at the same preferential rates that apply to long-term capital gain, provided that certain holding period requirements are met.

Sale or Exchange of the Shares

Gain or loss realized on the sale, exchange or other disposition of shares will equal the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in such shares. Subject to the discussion above under “—Market Discount,” such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the shares for more than one year. Generally, long-term capital gain of non-corporate stockholders (including individuals) is eligible for a reduced rate of taxation. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

For purposes of withholding tax on dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, liquidated damages, dividends and gain on the sale, exchange or other disposition of a note or shares will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Original Issue Discount and Liquidated Damages

In general and subject to the discussion below under “—Backup Withholding and Information Reporting,” payments attributable to accrued OID on the notes made to a Non-U.S. Holder should qualify as “portfolio interest,” and should be exempt from withholding of U.S. federal income tax, if the Non-U.S. Holder certifies its nonresident status as described below. The portfolio interest exception will not apply to payments to a Non-U.S. Holder that owns, actually or constructively, at least 10% of our voting stock, or is a controlled foreign corporation that is related to us. In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10% of the corporation’s voting stock. If the portfolio interest exception does not apply, payments attributable to accrued OID on the notes to a Non-U.S. Holder will be subject to withholding tax at a rate of 30%, or such lesser rate as provided under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence.

The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the Non-U.S. Holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners, rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Absent further guidance from the IRS as to whether payments of liquidated damages qualify for an exemption from withholding as portfolio interest, we may treat payments of liquidated damages as described above under “Description of Notes—Registration Rights,” made to a Non-U.S. Holder, if any, as subject to U.S. federal withholding tax. Therefore, we may withhold on such payments at a rate of 30% unless we receive an IRS Form W-8BEN or an IRS Form W-8ECI from a Non-U.S. Holder claiming, respectively, that such payments are subject to reduction or elimination of withholding under an applicable income tax treaty that reduces or eliminates the withholding on “other income” or that such payments are effectively connected with the conduct of a U.S. trade or business. A Non-U.S. Holder considering the purchase of notes should consult its tax advisor regarding whether it can obtain a refund for the withholding tax imposed on any payments of liquidated damages on the grounds that such payments represent interest qualifying for an exemption or some other grounds.

Dividends

In general, dividends (including constructive dividends) paid to a Non-U.S. Holder of shares will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income generally are subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a U.S. Holder, and are not generally subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder files a properly executed Form W-8ECI (or appropriate substitute form), as applicable with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty. A Non-U.S. Holder of shares who wishes to claim the benefit of an applicable treaty rate for dividends must provide a properly executed IRS Form W-8BEN (or appropriate substitute form), as applicable. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of shares that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Conversion of the Notes into Cash or Cash and Shares or Sale, Exchange, Repurchase or Retirement of the Notes or Shares

Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the conversion of the notes into cash or cash and shares or on the sale, exchange, redemption or retirement of a note or shares generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or shares as capital assets and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) we are a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a United States real property holding corporation within the meaning of Section 897 of the Code, or that we will become one in the future. Even if we were a United States real property holding corporation, gain arising from a disposition of our shares still would not be subject to tax if our shares were considered regularly traded under applicable Treasury Regulations on an established securities market, such as the Nasdaq National Market, and a Non-U.S. Holder did not own, actually or constructively, more than 5% of the total fair market value of our common stock at any time during the five year period ending on the date of disposition.

Backup Withholding and Information Reporting

The Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest (including payments attributable to accrued OID), dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign. Payments of interest (including payments attributable to accrued OID), dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with applicable certification requirements. Payments that are subject to withholding (such as liquidated damages as described above) are not subject to backup withholding.

To avoid backup withholding on payments of interest (including payments attributable to accrued OID), dividends on common stock, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under “—Non-U.S. Holders—Original Issue Discount and Liquidated Damages.” We must report annually to the IRS the payments attributable to accrued OID and the dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such payments, including any tax withheld under the rules described above under “—Non-U.S. Holders—Liquidated Damages” and “—Non-U.S. Holders—Dividends on the Shares.” Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides.

Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

Any amounts withheld from a payment to a holder of notes or shares under the backup withholding rules can be credited against the U.S. federal income tax of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of purchasing, holding and disposing of the notes or shares, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in February 2005. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus. We received gross proceeds of $300 million and net proceeds of $292.8 million from this transaction, after deducting the initial purchasers’ discounts, commissions and estimated expenses of the offering.

The following table contains information as of April 27, 2005 with respect to the selling securityholders and the principal amount of notes and the underlying shares of common stock beneficially owned by each selling securityholder that may be offered using this prospectus. We calculated the percentage of common stock outstanding for each securityholder pursuant to Rule 13d-3(d)(i) of the Exchange Act using 99,503,227 shares of common stock outstanding as of April 15, 2005 and the number of shares of common stock issuable upon conversion of only that particular securityholder’s notes and not any other securityholder’s notes.

	Full Legal Name of Selling Securityholder	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold ($)	Percentage of Notes Outstanding (%)	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (%) (2)
A	Advisory Convertible Arbitrage Fund (I) L.P. (3)	$1,000,000	*	37,258	*
	CNH CA Master Account, L.P. (4)	4,000,000	1.3%	149,034	*
A	Deephaven Domestic Convertible Trading Ltd. (5)	7,352,000	2.5%	273,924	*
A	Highbridge International LLC (6)	30,000,000	10.0%	1,117,755	1.1%
BD	KBC Financial Products USA, Inc. (7)	3,500,000	1.2%	130,404	*
	Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio (8)	5,000,000	1.7%	186,292	*
	Sphinx Convertible Arbitrage Fund SPC (9)	648,000	*	24,143	*
	Any other holder of notes or future transferee, pledgee, donee or successor of any holder (10) (11)

A= An affiliate of a broker dealer

BD = Broker Dealer

*	Less than 1%.
(1)	Assumes conversion of all of the holder’s notes at a conversion rate of approximately 37.2585 for each $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 99,503,227 shares of common stock outstanding as of April 15, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.
(3)	American Express Financial Corp. (“AEFC”) is the investment adviser to Advisory Convertible Arbitrage Fund (I), and AEFC is a wholly-owned subsidiary of American Express Company, a public company. As investment adviser, AEFC has sole voting and investment power over these securities and no other individual or group has voting or investment power over these securities. The General Partner is Advisory Convertible Arbitrage L.L.C., whose managing member is Advisory Capital Strategies Group, Inc., which is majority owned by American Express Asset Management Group, Inc., which is a sister company to a registered broker-dealer.
(4)	CNH Partners, LLC is the Investment Advisor of CNH CA Master Account, L.P. and has sole voting and dispositive power over the registrable securities. Investment principals for the Advisor are Robert Krail, Mark Mitchell and Todd Pulvino.
(5)	Colin Smith has voting or investment power over these securities. Deephaven Domestic Convertible Trading Ltd. is a commonly owned subsidiary.
(6)	Glenn Dubin and Henry Swieca are the principals of Highbridge Capital Management, which is the trading advisor to Highbridge International LLC. Highbridge International LLC is a subsidiary of Highbridge Capital Corp., a registered broker dealer.
(7)	Because KBC Financial Products USA Inc. is an indirect wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Bank & Insurance Holding Company N.V., a public company, no individual or group has voting or investment power over these securities.
(8)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(9)	Colin Smith has voting or investment power over these securities.
(10)	Information about other selling security holders will be set forth in prospectus supplements or post-effective amendments, as required.
(11)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

We prepared this table based on information supplied to us by the selling securityholders named in the table.

The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See the section titled “Plan of Distribution.”

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes or the common stock issued upon conversion of the notes offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and the underlying common stock, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge the notes and the underlying common stock to broker-dealers who in turn may sell the notes and the underlying common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may decide not to sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. Lastly, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act, or Regulation S under the Securities Act, may be sold under Rule 144 or Rule 144A or Regulation S rather than pursuant to this prospectus.

Our common stock is listed on The Nasdaq National Market under the symbol “RMBS.” We do not intend to apply for the listing of the notes on any securities exchange or for quotation through The Nasdaq National Market. Accordingly, we cannot assure that the notes will be liquid or that any trading for the notes will develop.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This restriction may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders are indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or are entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), under which we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public on the SEC’s website at http://www.sec.gov, which contains reports, proxies and information statements and other information regarding issuers that file electronically. In addition, our SEC filings are available on our website at http://www.rambus.com. You can also inspect our reports, proxy and information statements and other information at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

We have agreed that if at any time the notes or the shares of common stock issuable upon the conversion thereof are “restricted securities” within the meaning of the Securities Act and we are not subject to the information reporting requirements of the Exchange Act, we will furnish to holders of the notes and such common stock and to prospective purchasers designated by them the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of the notes and such common stock.

We incorporate by reference into this prospectus the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this prospectus and until this offering is complete (except information “furnished” on a current report on Form 8-K). The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus, modifies or supersedes such statement.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Our Current Reports on Form 8-K filed on January 13, 2005, January 18, 2005 (only as to Item 3.01), January 26, 2005, January 27, 2005, February 8, 2005, March 4, 2005, March 17, 2005, March 21, 2005 (only as to Item 1.01), and April 18, 2005; and

•	Our revised definitive proxy statement on Schedule 14A filed on March 29, 2004.

You may request a copy of these filings and of the form of the indenture, notes and registration rights agreement at no cost by writing or telephoning us at the following address:

Rambus Inc.

4440 El Camino Real

Los Altos, CA 94022

Tel: (650) 947-5000

Fax: (650) 947-5001

Attention: Investor Relations

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the expenses, other than any underwriting discount and commissions, in connection with the issuance and distribution of the securities being registered. All amounts indicated are estimates (other than the registration fee):

Registration fee	$29,500
Accounting fees and expenses	50,000
Trustee’s fees and expenses	13,000
Legal fees and expenses of the registrant	360,000
Printing and related expenses	77,000
Miscellaneous	—
Total	$529,500

Item 15. Indemnification of Directors and Officers

Our Certificate of Incorporation and Bylaws provide for the indemnification of present and former directors, officers, employees and agents of ours and persons serving as directors, employees or agents of another corporation or entity at our request to the fullest extent permitted by the Delaware General Corporation Law. In addition, we enter into indemnification agreements with each of our directors and executive officers pursuant to which such persons are indemnified for costs and expenses actually and reasonably incurred by such persons in connection with a threatened, pending or completed claim arising out of service as a director, officer, employee, trustee and/or agent of ours or another entity at our request. We maintain an insurance policy insuring our directors and officers against liability for certain acts and omissions while acting in their official capacities.

Item 16. Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number		Exhibit Title
3.1	(1)	Amended and Restated Certificate of Incorporation of Registrant filed May 29, 1997.

3.2	(2)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant filed June 14, 2000.

3.3	(3)	Amended and Restated Bylaws of Registrant dated April 13, 2005.

4.1	(4)	Form of Registrant’s Common Stock Certificate.

4.2	(5)	Amended and Restated Information and Registration Rights Agreement, dated as of January 7, 1997, between Registrant and the parties indicated therein.

4.3	(6)	Amended and Restated Preferred Stock Rights Agreement, dated as of July 31, 2000, between Registrant and Fleet National Bank, as rights agent.

4.3.2	(7)	First Amendment to the Amended and Restated Preferred Stock Rights Agreement, dated as of April 23, 2003, between Registrant and EquiServe Trust Company, N.A., as successor to Fleet National Bank.

4.4	(8)	Common Stock Purchase Warrant No. 1-REV dated January 7, 1997 issued to Intel Corporation to purchase shares of the Registrant’s common stock.

4.5		Indenture, dated as of February 1, 2005, between Registrant and U.S. Bank National Association, a national banking association.

4.6		Form of Note (included in Exhibit 4.5).

4.7		Registration Rights Agreement, dated as of February 1, 2005, between Registration and the initial purchasers named therein.

5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

12.1		Computation of Ratio of Earnings to Fixed Charges.

23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1		Power of Attorney of certain officers and directors of Rambus Inc. (see page II-4 of initial filing of this Form S-3).

Exhibit Number	Exhibit Title
25.1	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

(1)	Incorporated by reference to the Form 10-K filed on December 15, 1997.
(2)	Incorporated by reference to the Form 10-Q filed on May 4, 2001.
(3)	Incorporated by reference to the Form 10-Q filed on April 29, 2005.
(4)	Incorporated by reference to the Form S-1/A filed on April 24, 1997.
(5)	Incorporated by reference to the Form S-1 filed on March 6, 1997.
(6)	Incorporated by reference to the Form 8-A12G/A filed on August 3, 2000.
(7)	Incorporated by reference to the Form 8-A12G/A filed on August 5, 2003.
(8)	Incorporated by reference to the Form 8-K filed on July 7, 2000.

Item 17. Undertakings

1. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in clauses (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by these clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Altos, State of California, on April 29, 2005.

RAMBUS INC.

By:	/s/ Harold Hughes
Harold Hughes
Chief Executive Officer, President and
Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert K. Eulau and Harold Hughes, and each of them individually, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the registration statement filed herewith and any or all amendments to said registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ HAROLD HUGHES Harold Hughes	Chief Executive Officer, President and Director (Principal Executive Officer)	April 29, 2005

/s/ ROBERT K. EULAU Robert K. Eulau	Sr. Vice President, Finance, and Chief Financial Officer (Principal Financial and Accounting Officer)	April 29, 2005

/s/ GEOFFREY TATE Geoffrey Tate	Chairman of the Board of Directors	April 29, 2005

/s/ J. THOMAS BENTLEY J. Thomas Bentley	Director	April 29, 2005

/s/ WILLIAM DAVIDOW William Davidow	Director	April 29, 2005

/s/ BRUCE DUNLEVIE Bruce Dunlevie	Director	April 29, 2005

/s/ P. MICHAEL FARMWALD P. Michael Farmwald	Director	April 29, 2005

/s/ MARK HOROWITZ Mark Horowitz	Director	April 29, 2005

/s/ KEVIN KENNEDY Kevin Kennedy	Director	April 29, 2005

/s/ DAVID MOORING David Mooring	Director	April 29, 2005

EXHIBIT INDEX

Exhibit Number		Exhibit Title
3.1	(1)	Amended and Restated Certificate of Incorporation of Registrant filed May 29, 1997.

3.2	(2)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant filed June 14, 2000.

3.3	(3)	Amended and Restated Bylaws of Registrant dated April 13, 2005.

4.1	(4)	Form of Registrant’s Common Stock Certificate.

4.2	(5)	Amended and Restated Information and Registration Rights Agreement, dated as of January 7, 1997, between Registrant and the parties indicated therein.

4.3	(6)	Amended and Restated Preferred Stock Rights Agreement, dated as of July 31, 2000, between Registrant and Fleet National Bank, as rights agent.

4.3.2	(7)	First Amendment to the Amended and Restated Preferred Stock Rights Agreement, dated as of April 23, 2003, between Registrant and EquiServe Trust Company, N.A., as successor to Fleet National Bank.

4.4	(8)	Common Stock Purchase Warrant No. 1-REV dated January 7, 1997 issued to Intel Corporation to purchase shares of the Registrant’s common stock.

4.5		Indenture, dated as of February 1, 2005, between Registrant and U.S. Bank National Association, a national banking association.

4.6		Form of Note (included in Exhibit 4.5).

4.7		Registration Rights Agreement, dated as of February 1, 2005, between Registration and the initial purchasers named therein.

5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

12.1		Computation of Ratio of Earnings to Fixed Charges.

23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1		Power of Attorney of certain officers and directors of Rambus Inc. (see page II-4 of initial filing of this Form S-3).

25.1		Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

(1)	Incorporated by reference to the Form 10-K filed on December 15, 1997.
(2)	Incorporated by reference to the Form 10-Q filed on May 4, 2001.
(3)	Incorporated by reference to the Form 10-Q filed on April 29, 2005.
(4)	Incorporated by reference to the Form S-1/A filed on April 24, 1997.
(5)	Incorporated by reference to the Form S-1 filed on March 6, 1997.
(6)	Incorporated by reference to the Form 8-A12G/A filed on August 3, 2000.
(7)	Incorporated by reference to the Form 8-A12G/A filed on August 5, 2003.
(8)	Incorporated by reference to the Form 8-K filed on July 7, 2000.